Exhibit 99.1

OPC ENERGY LTD.

Report of the Board of Directors regarding the Company’s Matters for the Six‑Month and Three‑Month Periods Ended June 30, 2022

The Board of Directors of OPC Energy Ltd. (hereinafter – “the Company”) is pleased to present herein the Report of the Board of Directors regarding the activities of the Company and its investee companies, the financial statements of which are consolidated with the Company’s financial statements (hereinafter – “the Group”), as at June 30, 2022 and for the six-month and three-month periods then ended, in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970 (hereinafter – “the Reporting Regulations”). The six‑month period ended June 30, 2022 will be referred to hereinafter as – “the Period of the Report”.

The review provided below is limited in scope and relates to events and changes in the state of the Company’s affairs during the Period of the Report that have a material effect on the data included in the interim financial statements and on the data in the Description of the Company’s Business, and is presented based on the assumption that the reader has the Company’s Periodic Report for 2021 which was published on March 27, 2022 (Reference: 2022-01-029931), (hereinafter – “the Periodic Report for 2021”)1, which includes, among other things, the Description of the Company’s Business part, the Report of the Board of Directors and the financial statements for the year ended December 31, 2021 (hereinafter – ““the Consolidated Financial Statements for 2021”), which were included in the Company’s Periodic Report for 2021, and the Company’s quarterly report for the first quarter of 2022, which was published on May 25, 2022 (Reference: 2022-01-051603) (hereinafter – “the First Quarter Report”). That stated in the Periodic Report for 2021, the Consolidated Financial Statements for 2021 and the First Quarter Report, is included herein by reference.

Presented together with this report are the consolidated interim financial statements of the Company and its subsidiaries for the six‑month and three‑month periods ended June 30, 2022 (hereinafter – “the Interim Statements”), and on the assumption that this Report is read together with the Periodic Report for 2021 and the First Quarter Report. In certain cases, details are provided regarding events that took place after the date of the Interim Statements and shortly before the submission date of the report. The Interim Statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) and in accordance with Part D of the Reporting Regulations. In this report, the term “dollar” means the United States dollar.

It is emphasized that the description in this report contains forward‑looking information, as defined in the Securities Law, 1968 (hereinafter – “the Securities Law”). Forward-looking information is uncertain information relating to the future, including projections, assessments, estimates, plans or other information relating to a future matter or event, the realization of which is uncertain and/or outside the Company’s control. The forward‑looking information included in this report is based on information or assessments existing in the Company as at the submission date of this report and there is no certainty they will materialize or the actual manner of their materialization, which could be different, even significantly, from that stated in this report – this being due to, among other things, changes in market conditions, regulatory factors, risk factors applicable to the Company’s activities and/or factors that are not under the Company’s control.

Except for the reviewed data from the Interim Statements appearing in this report, the data of Directors’ Report has not been audited or reviewed by the Company’s auditing CPAs.

[1]
It is noted that in some of the cases an additional description was provided in order to present a more comprehensive picture of the matter being addressed or the relevant business environment. References to Immediate Reports in this Report include the information included in the said Immediate Reports by means of reference.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs

General

The Company is a public company the securities of which are listed for trade on the Tel Aviv Stock Exchange Ltd. (hereinafter – “the Stock Exchange”).

As at the date of the report, the Company is engaged in two areas of activity that are reported as business segments in its financial statements: (1) generation and supply of electricity and energy in Israel – the Company manages its activities in Israel mainly through the subsidiary, OPC Power Plants Ltd. (formerly – OPC Israel Energy Ltd.) (“OPC Power Plants”), which as at the date of the report is wholly owned by the Company. It is noted that the Company includes the activities of Gnrgy, the shares of which (as at the date of the report – about 51% of Gnrgy’s shares) were acquired by the Company in 2021 and its activities are included in the Company’s activities in Israel; and (2) generation and supply of electricity and energy in the United States – as at the date of the report the Company manages its activities in the U.S. through CPV Group LP (“the CPV Group”), which is held at the rate of 70% (indirectly) by the Company2. For details regarding a description of the Company’s activities in its activity areas – see Sections 2.2, 7 and 8 to Part A (Description of the Company’s Business of the Periodic Report for 2021.

For details regarding entry into a transaction with Veridis Power Plants Ltd.3 for investment and a structural change in the area of the activities in Israel – see Section 3C to the report below, the Company’s Immediate Report dated February 6, 2022 (Reference No.: 2022-01-013593), Section 2.4.3 of Part A in the Periodic Report for 2021 and the Immediate Report dated May 9, 2022 (Reference No.: 2022-01-045294). As at the date of the report, the transaction had not yet been completed and it is subject to preconditions that have not yet been fulfilled.

1.	Brief description of the Group’s area of activities in the Period of the Report and thereafter

1)        Operating projects

Set forth below are main details with reference to the operating projects in Israel:

		Rate of	Presentation
		holdings	format
		of OPC	in the		Type of	Year of
	Capacity	Power	financial		project/	commercial
Project	(MW)[4]	Plants	statements	Location	technology	operation

OPC Rotem Ltd. (“Rotem”)	466	[5]80%	Subsidiary	Rotem Plain	Natural gas, combined cycle	2013

OPC Hadera Ltd. (“Hadera”6)	144	100%	Subsidiary	Hadera	Natural gas, cogeneration	2020

[2]
The said rate of holdings does not take into account the profit participation units that were issued to employees of the CPV Group, as stated in Note 18C to the consolidated financial statements for 2021.

[3]	To the best of the Company’s knowledge, Veridis is a wholly‑owned subsidiary of Veridis Environment Ltd., the securities of which are traded on the Tel‑Aviv Stock Exchange.
[4]	Based on that provided in the relevant generation license.
[5]	The rate of holdings of OPC Power Plants in Rotem will increase to 100% upon completion of the Veridis transaction, subject to fulfillment of the preconditions, as detailed in Section 3C below.
[6]
In addition, Hadera holds the Energy Center (boilers and turbines located on the premises of Infinia Works Ltd. (formerly – Hadera Paper Mills Ltd.)), which serves as back‑up for supply of steam from the Hadera power plant. It is noted that the turbine in the Energy Center is not operating.

OPC Energy Ltd.
Report of the Board of Directors
1.	Brief description of the Group’s area of activities in the Period of the Report and thereafter (Cont.)

1)        Operating projects (Cont.)

        Set forth below are main details with reference to the operating projects in the United States:

			Presentation
		Rate of	format
		holdings	in the		Type of	Year of	Restricted
	Capacity	of	financial		project/	commercial	market[7]
Project	(MW)	CPV	statements	Location	technology	operation	customer

CPV Fairview LLC (“Fairview”)	1,050	25%	Associated company	Pennsylvania	Conventional powered by natural gas in a combined cycle[8]	2019	PJM MAAC

CPV Towantic LLC (“Towantic”)	805	26%	Associated company	Connecticut	Conventional powered by natural gas (two fuels) combined cycle	2018	ISO‑NE CT

CPV Maryland LLC (“Maryland”)	745	25%	Associated company	Maryland	Conventional powered by natural gas combined cycle	2017	PJM SW MAAC

CPV Shore Holdings LLC (“Shore”)	725	37.53%	Associated company	New Jersey	Conventional powered by natural gas combined cycle	2016	PJM EMAAC

CPV Valley Holdings LLC (“Valley”)	720	50%	Associated company	New York	Conventional powered by natural gas (two fuels) combined cycle	2018	NYISO Zone G

CPV Keenan II Renewable Energy Company LLC (“Keenan”)	152	100%	Subsidiary	Oklahoma	Wind	2010	SPP (long‑term PPA)

[7]	For additional details regarding the relevant area of activities of each project in the restricted market – see Part 6 below.
[8]	The possibility exists for a mix of ethane of up to 25%.

OPC Energy Ltd.
Report of the Board of Directors
1.	Brief description of the Group’s area of activities in the Period of the Report and thereafter (Cont.)

2)        Initiation and construction projects

Main details with reference to the initiation and construction projects in Israel9:

Total cost of
Power						Date/		Total	the investment
plants/						expectation		expected	as at
facilities						of the start		construction	June 30,
for						of the	Main	cost	2022
generation		Capacity	Rate of			commercial	customer/	(NIS	(NIS
of energy	Status	(megawatts)	holdings[10]	Location	Technology	operation	consumer	millions)	millions)

Zomet Energy Ltd. (“Zomet”)	Under construction	≈ 396	100%	Plugot Intersection	Conventional with open cycle	The first quarter of 2023	The System Operator[11]	[12]≈ 1,500	[13]≈ 1,312

[9]
That stated in this report in connection with projects that have not yet reached operation (Zomet, Sorek, facilities for generation of energy on the consumer’s premises, Rotem 2 and Hadera 2), including with reference to the expected operation date and the anticipated cost of the investment, is “forward‑looking” information, as it is defined in the Securities Law, which is based on the Company’s estimates and assumptions as at the publication date of the report and regarding which there is no certainty it will be realized (in whole or in part). Completion of the said projects may not occur or may occur in a manner different than that stated above due to, among other things, dependency on various factors, including those that are not under the Company’s control, including assurance of connection to the network and output of electricity from the project sites and/or connection to the infrastructures (including gas infrastructures), receipt of permits, completion of planning processes and licensing,  completion of construction work, final costs in respect of development, construction and land, and the terms of undertakings with main suppliers and there is no certainty they will be fulfilled, the manner of their fulfillment or what their final terms will be. Ultimately technical, operational or other delays and/or breakdowns and/or an increase in expenses could be caused, this being as a result of, among other things, various factors as stated above or as a result of occurrence of one or more of the risk factors the Company is exposed to, including construction risk, regulatory risks, macro‑economic changes and/or the Coronavirus crisis and the impacts thereof on, among other things, the supply chain, raw‑material prices and transport (deliveries). For additional regarding risk factors, including the risk factors involved in construction projects – see Section 19.3 of Part A of the Periodic Report for 2021. It is clarified that delays in completion of the projects could impact the ability of the Company and the Group companies to comply with their obligations to third parties (including, authorities, lenders, yard consumers and others) in connection with the projects.

[10]	Companies consolidated in the Company’s financial statements.
[11]	Noga Management of Electricity Systems Ltd.
[12]
The estimate of the costs, as stated, does not take into account half of the assessment issued by Israel Lands Authority in January 2021, in the amount of about NIS 200 million (not including VAT) in respect of capitalization fees, while as at the submission date of the report the Company had filed a valuation appeal and a hearing has been scheduled. For additional details – see Section 8.11.6 to Part A of the Periodic Report for 2021.

[13]	Not including amounts relating to milestones provided in the Zomet Power Plant construction agreement that were partially completed.

OPC Energy Ltd.
Report of the Board of Directors
1.	Brief description of the Group’s area of activities in the Period of the Report and thereafter (Cont.)

2)         Initiation and construction projects (Cont.)

Main details with reference to the initiation and construction projects in Israel6: (Cont.)

Total cost of
Power						Date/		Total	the investment
plants/						expectation		expected	as at
facilities						of the start		construction	June 30,
for						of the	Main	cost	2022
generation		Capacity	Rate of			commercial	customer/	(NIS	(NIS
of energy	Status	(megawatts)	holdings[8]	Location	Technology	operation	consumer	millions)	millions)

OPC Sorek 2 Ltd. (“Sorek 2”)	Under construction	≈ 87	100%	On the premises of the Sorek B seawater desalination facility	Cogeneration	The fourth quarter of 2023	Yard consumers and the System Operator	≈ 200	≈ 61

Facilities for generation of energy located on the consumer’s premises	In various stages of initiation / development	Projects with a cumulative scope of about 103 megawatts. The Company intends to act to expand projects with a cumulative scope of at least 120 megawatts[14]	[15]100%	On the premises of consumers throughout Israel	Conventional and renewable energy (solar, storage)	Gradually starting from the fourth quarter of 2022	Yard consumers also including Group customers	An average of about NIS 4 per megawatt[16]	≈ 91

[14]
Every facility with a capacity of up to 16 megawatts. The Company’s intention, as stated, reflects its intention as at the publication date of the report only, and there is no certainty that the matters will materialize based on the said expectation, and the said intention is subject to, among other things, the discretion of the Company’s competent organs. As at the publication date of the report, there is no certainty regarding signing of additional binding agreements with consumers, and there is no certainty regarding the number of consumers with which the Company will sign agreements and/or regarding the scope of the megawatts the Company will contract for and/or the type of technology if agreements are signed. As stated, as at the date of the report, all of the preconditions for execution of the projects for construction of facilities for generation of electricity on the customer’s premises had not yet been fulfilled, and the fulfillment thereof is subject to various factors, such as, licensing, connection and construction processes.

[15]
The Company operates based on an inter‑company arrangement the purpose of which is to arrange the manner of the settlements deriving from construction of the generation facilities by the Company on the premises of Rotem’s customers (which as at the date of the report is held by the Company (indirectly) at the rate of 80%).

[16]
Estimate of the commencement dates of the commercial operation and the construction costs constitutes “forward‑looking” information as it is defined in the Securities Law. Such information is based on the information in the Company’s possession as at the submission date of the report, and it includes estimates and assessments of the Company as at the submission date of the report, regulatory decisions and the Company’s experience and familiarity with the markets in which it operates. The actual results, with respect to the said information, could be different, even materially, from the estimates and forecasts, this being due, among other things, delays in the construction or in receipt of required permits, changes in the market conditions, factors that are not under the Company’s control, such as, delays in connection to the electricity or gas networks, changes in the costs of the raw materials and the costs of transporting the raw materials, lengthening of the supply times of the raw materials and the like.

OPC Energy Ltd.
Report of the Board of Directors
1.	Brief description of the Group’s area of activities in the Period of the Report and thereafter (Cont.)

2)         Initiation and construction projects (Cont.)

Main details with reference to the initiation and construction projects in Israel6: (Cont.)

Power
plants/
facilities
for
generation		Rate of
of energy	Status	holdings[17]	Location	Technology[18]	Additional information

OPC Hadera Expansion Ltd. (“Hadera 2”)	In initiation	100%	Hadera, adjacent to the Hadera Power Plant	Conventional with storage capability
On December 27, 2021, the plenary National Infrastructures Committee decided to submit NIP 20B for government approval pursuant to Section 76C(9) of the Planning and Building Law, 1965 (“the Planning and Building Law”). For additional details, including in connection with a petition filed with the Supreme Court sitting as the High Court of Justice against the decision of the National Infrastructures Board and others (including Hadera 2) – see Section 7.3.11.1 to Part A of the Periodic Report for 2021. On June 28, 2022, a court decision was rendered whereby the petition was summarily dismissed.

AGS Rotem Ltd. (“Rotem 2”)	In initiation	80%	Rotem Plain, adjacent to the Rotem Power Plant	Being examined further to the decision of the National Infrastructures Committee
On December 27, 2021, the plenary National Infrastructures Committee decided to reject NIP 94, which advanced Rotem 2, however it requested that the developer examine the possibility of using additional technologies on the site. As at the date of the report, the Company is studying the National Infrastructures Committee’s decision and is examining the possibilities, including advancing a power plant using “green technology” with low emissions and/or an electricity storage facility. For additional details – see Section 7.3.11.2 to Part A of the Periodic Report for 2021.

[17]	Companies consolidated in the Company’s financial statements.
[18]
It is clarified that the characteristics (including the capacity and/or the technology) of the Rotem 2 and Hadera 2 projects, which are in the initial initiation stages, and the advancement of which is subject to, among other things, planning and licensing processes and connection assurance, are subject to changes.

OPC Energy Ltd.
Report of the Board of Directors
1.	Brief description of the Group’s area of activities in the Period of the Report and thereafter (Cont.)

2)         Initiation and construction projects (Cont.)

Main details with reference to the construction projects in the United States:19

								Total	Amount of
								estimated	the investment
								construction	in the
		Rate of	Presentation					cost for	project at
		holdings	format			Expected		100% of the	June 30,
		of the	in the			commercial		project	2022
	Capacity	CPV	financial			operation	Regulated	(NIS	NIS
Project	(megawatts)	Group	statements	Location	Technology	date	market	millions)[20]	millions)

CPV Three Rivers LLC (“Three Rivers”)	1,258	10%	Associated company	Illinois	Natural gas, combined cycle	The second quarter 2023	PJM ComEd	≈ 4,525 (≈ $1,293 million)	≈ 3,437 (≈ $982 million)

[19]
Details with respect to the scope of the investments in the United States were translated from dollars and presented in NIS based on the currency rate of exchange on June 30, 2022 – $1 = NIS 3.5. The information presented below regarding projects under construction, including regarding the expected commercial structure, the projected commercial operation date and the expected construction costs, including “forward‑looking” information, as defined in the Securities Law, regarding which there is no certainty it will materialize (in whole or in part), including due to factors that are not under the control of the CPV Group. The information is based on, among other things, estimates of the CPV Group, and it is also based on plans the realization of which is not certain, and which might not be realized due to factors, such as: delays in receipt of permits, an increase in the construction costs, delays in the construction work and/or technical or operational malfunctions, problems or delays regarding signing an agreement for connection to the network or connection of the project to transmission or other infrastructures, an increase in costs due to the commercial conditions in the agreements with main suppliers (such as equipment suppliers and contractors), problems signing an investment agreement with a Tax Equity Partner regarding part of the cost of the project and utilization of the tax benefits (if relevant), problems signing commercial agreements for of the potential revenues from the project, regulatory changes (including changes impacting main suppliers of the projects), an increase in the financing expenses, unforeseen expenses, macro‑economic changes, weather events, the Coronavirus crisis (including delays and an increase in costs of undertakings in the supply chain, transport and an increase in raw‑material prices), etc. Completion of the projects in accordance with the said estimates is subject to the fulfillment of conditions which as at the date of the report had not yet been fulfilled and, therefore, there is no certainty they will be completed in accordance with that stated. Construction delays could even impact the ability of the companies to comply with liabilities to third parties in connection with the projects. For additional details regarding the risk factors involved with the activities of the CPV Group – see Section 8.20 of Part A of the Periodic Report for 2021.

[20]	Including initiation fees and reimbursement of pre‑construction development expenses to the CPV Group.

OPC Energy Ltd.
Report of the Board of Directors
1.	Brief description of the Group’s area of activities in the Period of the Report and thereafter (Cont.)

2)        Initiation and construction projects (Cont.)

Main details with reference to the construction projects in the United States15

								Total	Amount of
								estimated	the investment
								construction	in the
		Rate of	Presentation					cost for	project at
		holdings	format			Expected		100% of the	June 30,
		of the	in the			commercial		project	2022
	Capacity	CPV	financial			operation	Regulated	(NIS	NIS
Project	(megawatts)	Group	statements	Location	Technology	date	market	millions)[16]	millions)

CPV Maple Hill Solar LLc (“Maple Hill”)	126 MWdc[21]	[22]100%	Consolidated	Pennsylvania	Solar	The start of partial operation in the second half of 2022 and full operation in the second half of 2023[23]	PJM MAAC	≈ 700 (≈ $200 million)[24]	≈ 336 (≈ $96 million)

CPV Stagecoach Solar, LLC (“Stagecoach”)	102	100%	Consolidated	Georgia	Solar	The first quarter of 2024	SERC, the project has signed a long-term PPA	≈ 444 (≈ $127 million)[25]	≈ 59 (≈ $17 million)

[21]	About 100 MWac.
[22]
As at the publication date of the report, the CPV Group had signed an agreement of principles with a “tax partner” (“Tax Equity Partner”) for investment of about $45 million in the project, where as at the submission date the binding agreements had not yet been signed. The legislation stated in Section 4B of the report could have an impact on the undertaking in the agreement with a tax partner. For additional details – see Section 8.13.7 to Part A of the Periodic Report for 2021.

[23]
For details regarding changes in the expected format and dates for operation of the project due to factors relating to the project’s supplier of the panels – see Section 4H of this report below. The expected operation date of Maple Hill could be delayed even beyond that stated, including as a result of regulatory factors, changes due to market conditions relating to raw materials and supply chains, the Coronavirus crisis or completion of the process of connection with the network by PJM. Delays could impact Maple Hill’s ability to comply with certain availability (capacity) commitments with third parties and could cause, among other possible consequences, payment of agreement compensation. For additional details – see Section 8.1.1.6 to Part A of the Periodic Report for 2021, and Section 5F below.

[24]
The expected cost of the investment in the project is subject to changes due to, among other things, the final costs involved in supply of the solar panels, as a result of that stated in Section 4H of this report, in the construction and/or connection work. Furthermore, as at the date of the report, the development fees to the CPV Group are estimated at the aggregate amount of about $35 million and are included in the above amount. That stated with reference to the amount of the development fees to the credit of (to the benefit of) the CPV Group constitutes “forward‑looking” information as it is defined in the Securities Law, which is based on estimates of the CPV Group as at the date of the report, and that is subject to the final conditions determined, if in fact determined, in a binding agreement with the tax partner, which has not yet been signed.

[25]
Including development fees estimated as at the date of the report in the amount of about $23 million. That stated with reference to the amount of the development fees to the credit of the CPV Group constitutes “forward‑looking” as it is defined in the Securities Law, which is based on estimates of the CPV Group as at the date of the report, and that is subject final conditions to be determined.

OPC Energy Ltd.
Report of the Board of Directors
1.	Brief description of the Group’s area of activities in the Period of the Report and thereafter (Cont.)

2)	Initiation and construction projects (Cont.)

Set forth below is a summary of the scope of the development projects (in megawatts) in the United States as at the date of the report26:

Technology	Advanced[27]	Early stage	Total

Solar[28]	1,450	1,450	2,900
Wind	110	140	250
Total renewable energy	1,560	1,590	3,150
Natural gas*	2,000	2,000	4,000
Storage	–	100–500	100–500

*
Including two natural gas projects based on a strategy for reducing emissions, which include use of renewable energy, including on the basis of hydrogenium and carbon interment. The projects will include carbon capture on the sites in the scope of at least about 75% of the emissions, and will be capable of integrating hydrogenium. The projects are located in areas where interment of carbon is geologically possible and economically feasible. The CPV Group is developing the project together with GE under a joint development agreement.

[26]
The information presented in this section with reference to development projects of the CPV Group, including regarding the status of the projects and/or their characteristics (the capacity, technology, the possibility for integrated carbon capture, etc.), constitutes “forward‑looking” information as it is defined in the Securities Law, regarding which there is no certainty it will be realized or the manner in which it will be realized. It is clarified that as at the publication date of the report there is no certainty regarding the actual execution of the development projects (in whole or in part), and their progress and the rate of their progress is subject to, among other things, completion of development and licensing processes, obtain control over the lands, signing agreements (such as equipment and development agreements), execution of construction processes and completion of the connection process, assurance of financing and receipt of various regulatory approvals and permits. In addition, advancement of the development projects is subject to the discretion of the competent authorities of the CPV Group and of the Company. It is noted that the Rogue’s Wind project, having a capacity of 114 megawatts that is in the development stages, as stated in Section 8.1.1.6C to Part A of the Periodic Report for 2021, is included in the above table. It is further noted that the construction and operation date of the Rogue’s Wind project is expected to be impacted by changes in the connection processes of PJM, as stated in this report below (similar to other projects in the PJM market).

[27]
In general, the CPV Group views projects that in its estimation are in a period of up to two years or up to three years to the start of the construction as projects in the advanced development stage (there is no certainty the development projects, including projects in the advanced stage, will be executed). That stated is impacted by, among other things, the scope of the project and the technology, and could change based on specific characteristics of a certain project, as well as from external circumstances that are relevant to a certain project, such as the anticipated activities’ market or regulatory circumstances, including, projects that are designated to operate in the PJM market could be impacted by the changes in the proposed working framework described in Section 8.2.2.1(A) of the of the Periodic Report for 2021 and in this report below, and their progress could be delayed as a result of this proposal. It is clarified that in the early development stages (in particular), the scope of the projects and their characteristics are subject to changes, if and to the extent they reach advanced stages.

[28]
The capacities in the solar technology included in this report are denominated in MWdc. The capacities in the solar technology projects in the advanced development stages and in the early development stages are about 1,160 MWac and about 1,160 MWac.

OPC Energy Ltd.
Report of the Board of Directors
1.	Brief description of the Group’s area of activities in the Period of the Report and thereafter (Cont.)

3)	Main developments in the business environment and the Company’s activities in Israel in the period of the report and thereafter:

A.
Update of tariffs for 2022 – on February 1, 2022, the annual update of the electricity tariffs of the Electricity Authority for 2022 entered into effect, according to which the generation component, increased at the rate of about 13.6%, and stood at NIS 0.2869 per kilowatt hour commencing from February 1, 2022. On May 1, 2022, an additional update to the electricity tariff for the rest of 2022 entered into effect, as a result of reduction of the excise tax on use of coal, due to a draft Excise Tax on Fuel Order, which was published by the Ministry of Finance as part of the government’s plan to combat the high cost of living. The generation component after the reduction was NIS 0.2764 per kilowatt hour, a reduction of 3.7% from the tariff determined on February 1, 2022, as stated above. On August 1, 2022, an additional update to the electricity tariff entered into effect for the remainder of 2022 whereby the generation component is NIS 0.314 per kilowatt hour, an increase of 13.6% over the tariff determined in May 2022 and 9.4% of the tariff determined at the beginning of the year. As part of the hearing published by the Electricity Authority on July 11, 2022, it was noted that the background for the tariff update is the global energy crisis, which became more severe due to the war in the Ukraine, and that gave rise to a significant increase in the energy and electricity prices in many countries worldwide. Pursuant to the hearing, that stated led to a sharp increase in the index of the coal prices compared with the price on which the tariff update at the beginning of the year was based, and together with the increase in the currency exchange rate and the CPI, the need was created for an update of the seller’s cost and the electricity tariffs. For additional details regarding the generation tariff and its impact on the Company’s activities – see Section 7.2.4 of Part A of the Periodic Report for 2021 and Note 8A(1) to the Interim Statements. The tariff update is expected to have a positive impact on the Company’s results compared with the corresponding period last year.

B.
Acquisition of a power plant in the Kiryat Gat Industrial Zone – on June 1, 2022, the Company, through OPC Holdings Israel (hereinafter – “the Purchaser”) signed an agreement with Dor Alon Energy Israel (1988) Ltd. (“Dor Alon”) and with Dor Alon Gas Power Plants Limited Partnership (hereinafter together – “the Seller”) for acquisition of all the rights in a power plant located in the Kiryat Gat Industrial Zone (hereinafter – “the Acquisition Agreement”), by means of acquisition of all of the rights in the partnership Alon Energy Centers Limited Partnership (“the Parent Partnership”), which holds, indirectly, through Alon Energy Centers – Gat Limited Partnership (“the Gat Partnership”), all of the rights in the power plant, and acquisition of the rights to receive payments in respect of the shareholders’ loan provided by Dor Alon (“the Rights Being Sold” and “the Transaction”).

The said power plant is a private power plant having a capacity of about 75 megawatts, with conventional technology in an open‑cycle, which is located on private land in the Kiryat Gat Industrial Zone (hereinafter – “the Gat Power Plant”). In November 2019, the commercial operation of the Gat Power Plant was commenced, upon receipt of generation and supply licenses for the power plant from the Electricity Authority.

OPC Energy Ltd.
Report of the Board of Directors
1.	Brief description of the Group’s area of activities in the Period of the Report and thereafter (Cont.)

3)	Main developments in the business environment and the Company’s activities in Israel in the period of the report and thereafter: (Cont.)

B.	(Cont.)

Pursuant to the terms of the Acquisition Agreement, the Purchaser will acquire the Rights Being Sold for a consideration of about NIS 535 million (“Consideration”), which is subject to adjustments in accordance with the provisions of the Acquisition Agreement, for the balances of cash and working capital. In addition, in connection with the senior debt provided in favor of the Gat Power Plant (“the Gat Power Plant’s Senior Debt”), the Consideration will be adjusted in the following matter: (a) the total amount of the Consideration will be increased in a case of early repayment of the Gat Power Plant’s Senior Debt provided prior to the closing date of the Transaction, in an amount based on the balance of the debt29 and additional adjustments in respect of advancement of the repayment; or (b) if the Gat Power Plant’s Senior Debt is not repaid prior to the closing date of the Transaction, the amount of the Consideration to the Seller is expected to be reduced, in an amount agreed to between the parties relating to the conversion date under the Gat Power Plant’s Senior Debt agreement. The Consideration is to be paid on the closing date, except for the amount of NIS 200 million (or NIS 300 million in a case of early repayment of the Gat Power Plant’s Senior Debt prior to completion of the Transaction), which is to be paid on December 31, 2023.

Completion of the Transaction is subject to fulfillment of preconditions on the dates stipulated in the Acquisition Agreement and up to March 31, 2023, and as detailed in the Acquisition Agreement, including, among others and to the extent required, receipt of approvals from the Electricity Authority and Competition Authority for the Transaction, receipt of approval of the manager of the Gat Power Plant’s Senior Debt for transfer of the rights in the property being sold, conclusion of the agreement of the Gat Partnership with Dorad Energy Ltd., and settlement of collaterals the Seller provided in connection with the power plant in favor of third parties such that as from the completion date the Seller will have no liability to third parties in connection with the Gat Power Plant or the companies being sold and the Purchaser undertook to provide a substitute collateral in place of the Seller in favor of those third parties – all in accordance with the provisions provided in the Acquisition Agreement. On August 24, 2022, merger approval was received from the Competition Authority for the transaction.

As at the date of the report, all the preconditions had not yet been fulfilled and all the required approvals for completion of the Transaction and execution of acquisition of the rights in the Gat Power Plant had not yet been received, and there is no certainty they will be fulfilled and/or the estimated period for their receipt (if ultimately received). Fulfillment of the conditions depends on receipt of approvals and consents of third parties and/or factors that are not under the Company’s control, and therefore as at the date of the report there is no certainty the Transaction will be completed. Furthermore, as at the date of the report, the scope of the Consideration and the costs involved with the Transaction are not final and could change, among other things, due to the above‑mentioned adjustments and/or terms of the Gat Financing Agreement and/or the scope of provision of collaterals in connection with completion of the Transaction. For additional details – see the Company’s Immediate Report dated June 2, 2022 (Reference No.: 2022‑01‑069142).

[29]	For additional details – see the appendix to the Immediate Report dated June 2, 2022 (Reference No.; 2022‑01‑069142).

OPC Energy Ltd.
Report of the Board of Directors
1.	Brief description of the Group’s area of activities in the Period of the Report and thereafter (Cont.)

3)	Main developments in the business environment and the Company’s activities in Israel in the period of the report and thereafter: (Cont.)

C.
Transaction for investment and a structural change in the area of activities in Israel – on May 8, 2022, the Company entered into a transaction for investment and a structural change in the area of the Company’s activities in Israel (hereinafter – “the Investment Agreement”) with Veridis Power Plants Ltd. (“Veridis”)[30]. For purposes of execution of the transaction that is the subject of the Investment Agreement, a new company – OPC Holdings Israel Ltd. (“OPC Holdings Israel”), which as at the date of the report is a company that is 100% held by the Company, and under which all of the Company’s activities will be placed in the area of generation and supply of electricity and energy in Israel, subject to completion of the transaction. For purposes of completion of the transaction, the following actions will be executed, where such actions are interconnected one with the other: the Company will transfer to OPC Holdings Israel its activities in the area of generation and supply of electricity in Israel[31]; Veridis will transfer to OPC Holdings Israel (which it will hold directly or indirectly) its holdings and rights in Rotem and will make a cash investment in OPC Holdings Israel in the amount of NIS 425 million (subject to adjustments provided in the Investment Agreement) (hereinafter – “the Investment Amount”), against issuance of 20% of the issued share capital OPC Holdings Israel to Veridis, such that on the completion date of the transaction the Company will hold 80% of the issued share capital of OPC Holdings Israel and Veridis will hold 20% of the issued share capital of OPC Holdings Israel. It is noted that the amount of NIS 400 million out of the Investment Amount will be used by Rotem to repay (pro rata) part of the shareholders’ loans the Company and Veridis made to Rotem in 2021. On the completion date of the transaction, a shareholders’ agreement is also expected to be signed between the Company and Veridis that will govern their relationships in OPC Holdings Israel.

[30]
To the best of the Company’s knowledge, Veridis is a company that is wholly‑owned by Veridis Environment Ltd., the securities of which are traded on the Tel‑Aviv Stock Exchange Ltd. As at the date of the report, Veridis holds 20% of the issued share capital of Rotem and Rotem 2 (together – “the Rotem Companies”).

[31]
In this framework, the Company will transfer to OPC Holdings Israel, among other things, shares of OPC Power Plants (through which most of the Company’s activities in the area of generation and supply of electricity and energy in Israel (including Rotem Power Plan, Hadera Power Plant, the construction of the Zomet Power Plant project and construction of the Sorek generation facility) are carried on). Also transferred will be the Company’s holdings in Rotem 2, the Company’s holdings in Gnrgy Ltd., and additional activities in the area of the Company’s activities in Israel, such as activities involving construction of generation facilities on the premises of the consumers, virtual supply of electricity activities, and others (“the Transferred Activities”). It is noted that transfer of part of the Transferred Activities is designated to be executed in accordance with a pre‑ruling that has been received from the Taxes Authority in Israel whereby there will be no tax liability subject to compliance with the conditions determined in the pre‑ruling.

OPC Energy Ltd.
Report of the Board of Directors
1.	Brief description of the Group’s area of activities in the Period of the Report and thereafter (Cont.)

3)	Main developments in the business environment and the Company’s activities in Israel in the period of the report and thereafter: (Cont.)

C.	(Cont.)

Transaction for investment and a structural change in the area of activities in Israel (Cont.)

The shareholders’ agreement provides, among other things, certain restrictions with respect to transfer of shares of OPC Holdings Israel, and stipulations regarding the composition of the Board of Directors of OPC Holdings Israel. Furthermore, the shareholders’ agreement provides that decisions regarding certain matters will require a special majority32, including decisions concerning certain interested‑party transactions, merger or liquidation, entry into a new area of activities and investments in projects in excess of certain amounts and pursuant to the conditions set forth. In addition, principles were provided for execution of distributions by OPC Holdings Israel, arrangements concerning areas of activities of the Company and the parties, and arrangements in connection with transfer of additional money to OPC Holdings Israel by the shareholders, including a dilution mechanism, pursuant to the conditions determined for this matter. As at the date of the report, completion of the transaction is subject to fulfillment of preconditions, within six months, as detailed in the Investment Agreement and, among other things, receipt of approvals of third parties for the actions defined in the agreement and receipt of approvals of authorities, if necessary, which have not yet been completely fulfilled. Accordingly, as at the publication date of the report, there is no certainty the transaction will be completed. As at the publication date of the report, preliminary approvals were received from the Taxes Authority by the parties to the transaction, and merger approval was received from the Competition Authority. In addition, as at the present time, the Company and Veridis agreed to extend the time period for fulfillment of the precondition regarding receipt of approval of the Electricity Authority and the sectorial regulation described in Section 7 and footnote 9 of the Immediate Report dated May 9, 2022, up to September 14, 2022. For additional details regarding the transaction, the conditions for its completion and the terms of the shareholders’ agreement – see Section 2.4.3 of Part A of the Periodic Report for 2021, an Immediate Report dated May 9, 2022 (Reference No.: 2022-01-045294), and Note 9B(1) to the Interim Statements.

[32]	So long as the holdings of Veridis does not fall below a threshold stated in the shareholders’ agreement.

OPC Energy Ltd.
Report of the Board of Directors
1.	Brief description of the Group’s area of activities in the Period of the Report and thereafter (Cont.)

3)	Main developments in the business environment and the Company’s activities in Israel in the period of the report and thereafter: (Cont.)

D.
Energean agreements – further to that stated in Note 28G to the consolidated reports for 2021 and in Section 7.14.6 of Part A of the Periodic Report for 2021, on May 10, 2022 a revision was signed to the agreements for purchase of natural gas of Rotem and Hadera with Energean Israel Ltd. (“the Energean Agreements” and “Energean”, respectively), wherein, among other things, arrangements were provided relating to acceleration of reduction of the gas purchase quantities under the gas purchase agreement of Rotem and Hadera with the Tamar Group, as well as the following arrangements (“the Revision”). As stated in Sections 7.14.1 and 7.14.3 in Part A of the Periodic Report for 2021, Rotem and Hadera have agreements for purchase of natural gas with the Tamar Group (“the Tamar Agreements”). Pursuant to the Tamar Agreements, Rotem and Hadera are permitted to notify Tamar, up to December 31, 2022, of reduction of the part of the minimum annual contractual quantities, pursuant to the formulas stipulated in the Tamar Agreements (“the Reduction Notification”)[33], where reduction of the quantities will enter into effect at the end of the period provided in the separate agreement of each of Rotem and Hadera (12 and 8 months, respectively) (“the Actual Reduction Date”), as stated in the said Sections of Part A the Periodic Report for 2021. In accordance with the Energean Agreements, Rotem and Hadera must deliver the Reduction Notification up to the flow date of the gas from the Karish reservoir, after completion of the test‑run period (“the Commercial Operation Date”).

As part of the Revision, it was provided that Rotem and Hadera will each give the Reduction Notification under the Tamar Agreements within 30 days of the Revision. The Revision also provides that commencing from the commercial operation date and up to the actual date of the reduction, Rotem and Hadera will be subject to a “take or pay” liability with respect to a certain quantity of natural gas34, while at the same time settlement arrangements were provided in connection with advancement of delivery of the Reduction Notification and with reference to acquisition of alternative gas by Rotem and Hadera in a case where the commercial operation date does not take place up to the actual date of the reduction. In addition, the Revision includes an option, which may be exercised up to the end of 2022, to purchase from Energean an additional immaterial quantity of natural gas, according to the terms of the agreement between Energean and Rotem. As part of the Revision, additional provisions were set forth, among others regarding the matter of a waiver of contentions and claims relating to the period prior to the Revision, and the circumstances were updated and the dates were postponed when the parties will be permitted to bring the Energean Agreements to an early conclusion due to a delay in the Commercial Operation Date35.

[33]
It is clarified that the Tamar Agreements will continue to apply to the quantities that were not reduced pursuant to the reduction formulas stipulated in the Tamar Agreements, as stated above, and in Sections 7.14.1 and 7.14.3 of Part A of the Periodic Report for 2021.

[34]	A quantity that is not material to the Company and that relates to a quantity beyond the “take or pay” pursuant to the Tamar Agreements.
[35]	For details regarding contentions of the parties – see the said sections in the annual report.

OPC Energy Ltd.
Report of the Board of Directors
1.	Brief description of the Group’s area of activities in the Period of the Report and thereafter (Cont.)

3)	Main developments in the business environment and the Company’s activities in Israel in the period of the report and thereafter: (Cont.)

D.	(Cont.)

Further to that stated above (a) on May 30, 2022, Rotem gave notice of reduction of part of the gas quantities in the framework of Rotem’s natural gas acquisition agreement with the Tamar Partnership (Reference No.: 2022‑01‑067579); (b) on June 30, 2022, Hadera gave notice of reduction of part of the gas quantities in the framework of the Tamar agreement detailed in Section 7.14.3 of the Periodic Report for 2021. As at the publication date of this report, the scope of the final reduction has not yet been determined and is under discussion with the Tamar Group (Reference No.: 2022‑01‑081823); and (c) as stated in Section 7.14.4 of the Periodic Report for 2021 regarding an additional gas supply agreement of Hadera with the Tamar Group on an interruptible basis for a period of 15 years from January 2019 or up to the end of consumption of the contractual quantity, whichever occurs first (“the Tamar B Agreement”), Hadera has a right to conclude the Tamar B Agreement early under the circumstances spelled out in the agreement. On June 30, 2022, Hadera gave notice to the Tamar Group of early conclusion, as stated, which will enter into effect after 12 months.

Further to submission of the reduction notifications, in August 2022 Rotem and Hadera notified Energean regarding increase of the contractual gas quantity pursuant to the terms of the original Energean agreements36 (an increase that is not within the framework of exercise of the above‑mentioned option, which is exercisable up to the end of 2022). It is clarified that increase of the contractual quantity increases the “take or pay” obligation under the agreements.

Based on public information published by Energean as at the date of the report, the first gas from the Karish reservoir is expected up to the end of the third quarter of 2022.

It is noted that in the weeks preceding publication of this report, a security (defense) threat has been heard with respect to the Karish Tanin facilities and natural gas facilities in Israel by anti‑Israel entities. Security tension or a harmful attack on the facilities could impact the start date of supply of the gas from the Karish Tanin reservoir or the proper supply of natural gas. For details regarding a risk factor regarding the political and security situation in Israel – see Section 18.1.3 of the Description of the Company’s Business in the Periodic Report for 2021.

That stated above, including regarding dates (also with reference to the commercial operation date and/or the date of the flow of the first gas from the Karish Tanin reservoir), the impact of the Revision on the Company and/or the final gas quantities under each of the gas agreements, includes “forward‑looking” information, as it is defined in the Securities Law, regarding which there is no certainty it will be realized or the manner of its realization, which is dependent on, among other things, factors that are not under the Company’s control, operating factors, third parties, etc. A delay in the commercial operation of the Karish Tanin reservoir (particularly a significant delay beyond the period of the Reduction Notification) could have a negative impact, even a significant one, on the activities and results of Rotem and Hadera and, accordingly, on the results of the Company’s activities.

36 Hadera’s notification is subject to approval of Hadera’s competent organs.

OPC Energy Ltd.
Report of the Board of Directors
1.	Brief description of the Group’s area of activities in the Period of the Report and thereafter (Cont.)

3)	Main developments in the business environment and the Company’s activities in Israel in the period of the report and thereafter: (Cont.)

E.
Maintenance activities in the Tamar reservoir – the Tamar Group notified the Company that in October 2022 maintenance activities are expected to be performed in the Tamar reservoir, which will last for about 7 days, during which time no natural gas will be supplied from the reservoir. The Company is examining contracting for an alternative supply of gas in the maintenance period. As at the date of the report, there is no certainty regarding an undertaking or its terms. Absent an undertaking for an alternative supply of gas, the Company may be required to operate the power plant using diesel oil, in coordination with the System Operator. Regarding impacts of a shortage (deficiency) in supply of fuels and fuel costs – see Section 18.2.2 to Part A in the Periodic Report for 2021.

F.
Tender for sale of Eshkol as part of the reform of Israel Electric Company[37] – in July 2022, a notification was received from Israel Electric Company Ltd. (“the Electric Company”) that the Company has passed the early classification stage in the tender[38]. For additional details regarding the reform in the Electric Company – see Section 7.2.11 of the Description of the Company’s Business in the Periodic Report for 2021.

G.
Signing of a compromise agreement regarding the request for certification of a derivative claim against Oil Refineries Ltd. (ORL) et. al. with reference to the electricity agreement between ORL and Rotem – further to that stated in Section 7.16.1 of the Description of the Company’s Business in the Periodic Report for 2021, in May 2022 the Company’s Audit Committee and Board of Directors approved, subject to approval of the General Meeting of the shareholders, the Company’s undertaking in a compromise agreement in connection with the derivative claim, as stated. On July 3, 2022, the Company’s General Meeting of the shareholders approved the undertaking in the compromise agreement by the majority required pursuant to Section 275 of the Companies Law, 1999 (Reference No.: 2022‑01‑069756), and in August 2022 the relevant organs in Israel Corporation Ltd. approved the compromise agreement. In August 2022, the compromise agreement was submitted for approval of the Court and its entry into effect requires obtaining the Court’s approval, and is subject to receipt of the Court’s approval.

H.	Changes in costs and delays in the generation and supply chain of equipment – for details – see Section 5F below.

For details regarding additional events – see this report below and Notes 8 and 9 to the Interim Statements.

[37]	For additional details – Section 7.2.11.2 of Part A of the Periodic Report for 2021.
[38]
It is clarified that there is no certainty that the Company will submit a purchase offer (bid) as part of the tender. Submission of a bid, as stated, is subject to, among other things, the discretion of the Company’s competent authorities.

OPC Energy Ltd.
Report of the Board of Directors
1.	Brief description of the Group’s area of activities in the Period of the Report and thereafter (Cont.)

3)	Main developments in the business environment and the Company’s activities in Israel in the period of the report and thereafter: (Cont.)

Rotem Power Plant

I.
Availability (capacity) maintenance work – in March 2022, the Rotem Power Plant was shut down for a period of the 12 days for purposes of unplanned maintenance work in order to repair a malfunction, which was repaired. Further to that stated in Section 7.11.1 to Part A of the Periodic Report and in the Report of the Board of Directors for 2021 and in the First Quarter Report, in April 2022 planned maintenance work was performed at, which lasted 26 days, during which time the operations of the Rotem Power Plant were suspended. After the said maintenance, the Rotem Power Plant resumed its regular operations. Suspension of the plant’s activities for purposes of performance of the maintenance work, as stated, had a negative impact on Rotem’s results in the period of the report. The next planned maintenance for the Rotem Power Plant is expected to take place in the Spring of 2024.

J.
Compromise agreement regarding certain open matters with Israel Electric Company – further to that stated in Section 7.15.5.1 of Part A of the Periodic Report for 2021 and in Note 28(C) to the consolidated financial statements for 2021, in March 2022 a compromise agreement was signed between Rotem and Israel Electric Company for purposes of settling certain open matters between the parties in connection with the PPA agreement of Rotem with Israel Electric Company. As part of the compromise agreement, Rotem paid Israel Electric Company the amount of about NIS 5.5 million in respect of a prior dispute regarding differences in collections due to non‑transfer of share data in 2013 through 2015, and regarding past settlements relating to the cost of acquiring energy for Rotem customers in cases of load reductions for the power plant by the System Operator, as they were defined in the agreement. The said compromise agreement is consistent with the Company’s estimates and the provisions recorded.

It is noted that the compromise agreement does not act to settle or waive contentions of the parties regarding other existing or future matters (including with respect to existing open matters with the System Operator that are in dispute as at the publication date of the report39).

[39]
As at the publication date of the report, the System Operator had contacted Rotem with a contention regarding flowing of surplus energy without coordination with it (Rotem disputes the contention), further to open (unresolved) matters, as stated in Section 7.15.5.1 of Part A of the Periodic Report for 2021, which in Rotem’s understanding are expected to be impacted by supplemental arrangements that the Electricity Authority is expected to determine with respect to its matters, as stated in the Periodic Report.

OPC Energy Ltd.
Report of the Board of Directors
1.	Brief description of the Group’s area of activities in the Period of the Report and thereafter (Cont.)

3)	Main developments in the business environment and the Company’s activities in Israel in the period of the report and thereafter: (Cont.)

Hadera Power Plant

K.
Availability (capacity) maintenance work – as stated in the report for the first quarter, at the end of April 2022, Hadera’s steam turbine was shut down for maintenance purposes, where in the course of the work, repair work was also performed in the gas turbines Repair of the gas turbines was completed, where the shutdown due to repair of the steam turbine was extended beyond that stated in the report for the first quarter owing to additional required repairs and as at the publication date of the report the steam turbine is expected to return to service during October 2022[40]. During the period of time wherein the maintenance work is being performed in the steam turbine, the Hadera Power Plant is being operated on a partial basis, where as at the date of the report the gas turbines had returned to service and are supplying the steam required by the plants of Infinia Ltd. Shutdown of the Hadera Power Plant’s activities for purposes of performance of the maintenance work, as stated, had an unfavorable impact on Hadera’s activities in the period of the report and is expected to impact Hadera’s results in the third quarter of 2022.

L.
Arbitration proceeding with the Hadera construction contractor – further to that stated in Section 7.16.4 of Part A in the Periodic Report for 2021, as at the date of the report, pursuant to the request of the parties, taking into account the maintenance work on the steam, turbines as stated in Section 3K above, the arbitration proceeding was suspended. The arbitration proceeding may be resumed upon the advance notification of one of the parties.

For additional details regarding the Company’s area of activities in Israel – see this report below and Section 7 to Part A of the Periodic Report for 2021 and the notes to the consolidated financial statements for 2021 and to the Interim Statements.

[40]
That stated in this Section above, including with reference to the expected completion of the maintenance work, the impact of the work on Hadera’s results, the duration of the period of the said work and/or the completion thereof, includes “forward‑looking” information, as it is defined in the Securities Law. The information regarding performance of the renovation work and the impact thereof may not be realized, or may be realized in a different manner, including as a result of reasons that are not under Hadera’s control, such as constraints the source of which is the contractor or equipment supplier, the manner of performance of the maintenance work, technical breakdowns or delays in arrival of the equipment or teams to the site and/or other delays, which could impact the duration of the shutdown. It is noted that partial operation or shutdown of the Hadera Power Plant during extended periods of the maintenance, renovation and replacement work count impact Hadera’s ability to comply with the power plant’s availability (capacity) provisions (regarding this matter – see also Section 7.11.1 of Part A of the Periodic Report for 2021) and have a negative impact on the results of Hadera’s activities.

OPC Energy Ltd.
Report of the Board of Directors
1.	Brief description of the Group’s area of activities in the Period of the Report and thereafter (Cont.)

4)	Main developments in the business environment and the Company’s activities in the United States in the period of the report and thereafter:

A.
The Stagecoach project – on May 24, 2022, a Work Commencement Order for the construction work was issued to the project’s construction contractor, with solar technology having a capacity of about 102 megawatts MWdc in the State of Georgia in the United States – SERC market. On that date, among other things, a construction agreement (EPC) was signed with the project’s construction contractor. As at the date of the report, the total cost of the investment in the project is estimated at about $127 million (including development fees to the CPV Group in the estimated amount at about $23 million), and the project’s commercial operation date, subject to completion of the construction work is expected to take place in 2024.

As stated in the report for the first quarter, the project signed an agreement for sale of electricity (PPA) with a local utility company for sale of the electricity generated for a period that could reach up to 30 years from the project’s commercial operation date, at market prices. At the same time, the project contracted with a global company for sale of 100% of the project’s renewable solar energy certificates, Renewable Energy Credits (RECs), and a full hedge of the electricity price of the quantity that will be generated and sold to the utility company, at a fixed price for 20 years from the project’s commercial operation date.

The CPV Group has provided guarantees, in the cumulative amount of about $10 million, for purposes of assuring the project’s liabilities (including with respect to the dates relating to the project) to the parties to the agreements. The scope of the average annual revenues from the said agreements is estimated at $6 million to $7 million.41

For additional details – see the Company’s Immediate Report dated May 25, 2022 (Reference No.: 2022‑01‑0640489).

[41]
That stated, including regarding the matter of the expected cost of the investment in the project, the scope of the development fees and the project’s anticipated commercial operation date, as well as with reference to the total amount of the revenues expected from the above‑mentioned agreements, includes “forward‑looking” information, as it is defined in the Securities Law, which is based on estimates and plans of the CPV Group as at the date of the report and regarding which there is no certainty it will be realized. As at the date of the report, construction of the project and its completion are subject to various factors, such as, construction and connection work, which have not yet taken place, as stated above, which might not materialize or might materialize in a manner different than foreseen, this being due to, among other things, changes in regulation, an increase in costs (including equipment, connection and infrastructure costs), receipt of permits, delays or interruptions in the construction or infrastructure work, changes in estimates regarding market prices and/or realization of one or more of the risk factors to which the Company and/or the CPV Group are exposed.

OPC Energy Ltd.
Report of the Board of Directors
1.	Brief description of the Group’s area of activities in the Period of the Report and thereafter (Cont.)

4)	Main developments in the business environment and the Company’s activities in the United States in the period of the report and thereafter: (Cont.)

B.
Advancement of “the Inflation Reduction Law” – on August 16, 2022, the Inflation Reduction Act of 2022 was signed by the President of the U.S. and it became law, the purpose of which is, among other things, to grant significant tax credits for renewable energies and technologies from reduction of carbon emissions, and to lead to an increase of the local generation and the regulatory stability in the area (“the IRA Law”).

The IRA Law includes, a number of benefits for renewable energy projects, including, among others: (1) an investment tax credit (ITC) – fixing the rate of the tax benefit to 30% and extension of the benefit period to 10 years (“the Base Credit”). Also, additional credits are included at the rate of 10% each of the Base Credit subject to (a) construction of projects on Brownfield sites or coal mine sites or carbon power plants that have been shut down, or (b) for use of equipment or raw materials made in the U.S.; (2) a production tax credit (PTC) – fixing the benefit tariff at $27.5 per megawatt hour and extension of the benefit period to 10 years; (3) the possibility of selling the tax credits to unrelated parties; and (4) a tax credit for electricity generation facilities having carbon capture capability at the rate of about 75% of the emission. The rate of the credit will be $60 per ton of carbon for carbon removed by injection into active oil wells and $85 per ton of carbon for carbon interred in a permanent manner. This benefit is granted as a direct payment during the first five years and as a tax credit during an additional 7 years.

Furthermore, commencing from 2025, renewable energy projects with zero emissions will be able to choose between claiming a PTC or an ITC. The IRA Law is expected to have a favorable impact on the renewable energy projects of the CPV Group that are in the development stage and that are under construction, including Maple Hill and Stagecoach and, among other things, to increase the value of the tax credits that is expected to be received compared with the situation prior to passage of the Climate Law. It is noted that even though some of the regulatory arrangements have not yet been finalized, there is a possible positive impact on the entitlement of some of the Group’s renewable projects to a higher tax credit due to their location (for example, on areas that were former coal mines),  including the Maple Hill project. Also, the possibility of selling the tax credits increases the Group’s ability to realize part of the value of the tax credits of its renewable projects and to improve the investment conditions. With reference to the conventional project of the CPV Group that are in the development stage, as stated in Section 2 (backlog of projects) above, and that integrate possibilities for carbon capture, the IRA Law is expected to have a positive impact in all that relating to the technological benefits for carbon capture provided in the Law. As at the date of the report, the full impacts of the IRA Law have not yet been finally clarified, and they are expected to be clarified upon formulation of the detailed arrangements (regulations).42

[42]
That stated in connection with the main impacts of the IRA Law, constitutes “forward‑looking” information, as it is defined in the Securities Law, 1968, and it constitutes merely an estimate that is based on the information, estimates and forecasts in the possession of the management of the CPV Group on the date of the report, among other things, based on the language of the legislation published and the existing business plans. This information is contingent on the existence of various factors, including factors that are not under the Company’s control, such as, the final arrangements that will be determined, realization of the development plans of the backlog of the projects, etc. Accordingly, that stated may not materialize and/or may materialize in a manner different than that described above.

OPC Energy Ltd.
Report of the Board of Directors
1.	Brief description of the Group’s area of activities in the Period of the Report and thereafter (Cont.)

4)	Main developments in the business environment and the Company’s activities in the United States in the period of the report and thereafter: (Cont.)

C.	Changes in costs in the production and supply chain of equipment for the projects – for details – see Section 5F below.

D.
Requests for network connections – the increasing demand for renewable energy in the PJM, MISO and SPP electricity markets, led to an increase in demand for connections to the grid and requests for connection surveys of projects to the grid. This demand creates a burden and causes a slowdown in the connection process and could impact the process and rate of the progress of the projects. Further to that stated in Section 8.1.2.2 of Part A of the Periodic Report for 2021 regarding the reform of the process of requests for connection to the network in the PJM market, in April 2022, the reform of the process of requests for connection to the network in the PJM market was approved, which was intended to regulate the handling of the backlog of connection requests by the PJM. The reform was submitted for approval of the FERC[43] in June 2022, and as part of the request PJM is requesting that the FERC shall act to allow implementation of the reform up to January 2023. PJM’s request recommends a three‑stage collective connection survey process that will apply to parties submitting the connection requests in the same time frames. At the end of the three stages, a period of time will be allowed to sign connection agreements. Projects regarding which no network upgrades are required will be able to advance to the connection agreement stage after two stages. In the estimation of the CPV Group, application of the said reform, could cause a delay of about two years in the timetables for construction and operation of certain projects in the PJM market depending on, among other things, the required network upgrading costs and their place in the connection process. As part of that stated, it is possible that the process of connection to the network of the Rouge’s Wind project of the CPV Group, which is presently in the development stages, could be delayed by about two years. For details regarding the Rouge’s Wind project – see Section 8.1.1.6 of Part A of the Periodic Report for 2021. The Maple Hill and Three Rivers projects, which are presently in the construction stages, are not expected to be impacted by the Reform[44].

[43]	Federal Energy Regulatory Commission.
[44]
That stated above with reference to the dates and actions relating to of the Reform of the PJM, including estimates of the time periods and processes, as well as the impacts relating to the Reform of the PJM on the projects of the CPV Group, includes “forward‑looking” information, as it is defined in the Securities Law, regarding which there is no certainty it will be realized or the manner in which it will be realized, and which is dependent on, among other things, factors that are not under the Company’s control.

OPC Energy Ltd.
Report of the Board of Directors
1.	Brief description of the Group’s area of activities in the Period of the Report and thereafter (Cont.)

4)	Main developments in the business environment and the Company’s activities in the United States in the period of the report and thereafter: (Cont.)

E.
Electricity, gas and availability (capacity) prices in the activity markets of the CPV Group – for details regarding trends in the various energy prices and the impact thereof on the CPV Group and with respect to capacity payments in the different markets in the U.S. – see Section 6 below. In June 2022, capacity payment tenders in the PJM market were held for the period June 2023 up to May 2024 (for additional details – see Section 6 below).

F.
Availability (capacity) and maintenance work– the second quarter, which includes the months of the spring season, is characterized as a transition period wherein the demand for electricity is relatively low and, therefore, the preference is to concentrate during this period, to the extent possible, the maintenance work in the power plants. As stated in the First Quarter Report, in the period of the report the power plants of the CPV Group that are powered by natural gas were shut down for various periods of time for purposes of planned maintenance work (where part of the work lasted longer than planned). The shut down for purposes of the maintenance work had an unfavorable impact on the results of the plants in the period of the report. For details regarding the maintenance work – see Section 6 below. It is noted that August 2022 one of the active power plants of the CPV Group was shut down (fully or partly) for an aggregate of about 14 days, for purposes of unplanned maintenance due to a breakdown, after which it resumed its activities.

G.
Acquisition of solar panels – in March 2022, the CPV Group signed a framework agreement for acquisition of solar panels, in the aggregate scope of about 530 megawatts (“the Panel Acquisition Framework Agreement”). The panels will be supplied based on orders the CPV Group will submit to the supplier in 2023–2024. On the date of entering into the undertaking, the CPV Group had paid the panel supplier an advance deposit in respect of the acquisition. The CPV Group has the right to conclude the agreement early in accordance with the dates provided, while making a partial payment to the supplier, which is derived from the early conclusion date. In addition, provisions are included in the agreement with respect to, among other things, quantities, the model, manner of supply of the panels and provisions that cover conclusion of the agreement. The total consideration under the agreement could amount to about $185 million (assuming purchase of the full quantity under the agreement). The agreement is intended to serve for solar projects of the CPV Group that are in the development or construction stages – this being, among other things, against the background of the global trends of increasing demand for solar panels that impacts the prices of the panels and timeframes for their supply.

OPC Energy Ltd.
Report of the Board of Directors
1.	Brief description of the Group’s area of activities in the Period of the Report and thereafter (Cont.)

4)	Main developments in the business environment and the Company’s activities in the United States in the period of the report and thereafter: (Cont.)

H.
Process of the authorities in the United States regarding supply of solar panels – on March 28, 2022, the U.S. Department of Commerce gave notice of investigation of a contention whereby import of solar panels imported into the United States from Malasia, Thailand, Vietnam and Cambodia, allegedly circumvents the Customs duty applicable to imports from China. The consequence of this investigation could be imposition of larger (even significantly larger) Customs Duty on solar panels imported from these countries. It is noted that as at the publication date of the report, there is no certainty regarding the outcome of the process or with respect to the length of time until it is completed (it is clarified that the process is not against the CPV Group). The process and its results, if the investigated claim is found to have substance, could have a general impact on the market for solar panels and, indirectly, and on execution of solar projects in the United States. In June 2022, the President of the United States determined a time period of 24 months for exemption from an import tariff on solar modules and their component parts from the said countries, during which time the investigation is continuing. As at the date of the report, the impacts of the investigation and the said presidential action are not yet clear, and the CPV Group is continuing to examine the matter. Regarding the impacts of the global trends of rising raw‑material prices and transport costs (including with respect to solar panels) – see Section 5F below.

OPC Energy Ltd.
Report of the Board of Directors
1.	Brief description of the Group’s area of activities in the Period of the Report and thereafter (Cont.)

4)	Main developments in the business environment and the Company’s activities in the United States in the period of the report and thereafter: (Cont.)

Maple Hill Project

I.
Changes in the project due to a proceeding in the United States that impacts the supplier of the panels – to the best of the Company’s knowledge, despite suspension of the investigation started by the U.S. Department of Commerce, as described in Section 4H above, the project’s original panel supplier will not continue to supply the panels, the CPV Group is preparing to make adjustments to the project, as stated below, by means of utilization of the Group’s framework agreement for acquisition of panels from March 2022, as noted above. As at the date of the report, the CPV Group is taking the required steps in order to implement replacement of the panel supplier.

As at the publication date of the report, about 24 megawatts are expected to be ready for operation on the project site in the fourth quarter of 2022. The balance of the solar panels, in the scope of about 102 megawatts, are expected to be supplied under the framework agreement for acquisition of panels during 2023, and subject to performance of the conformance (adaptation) work and installation of the panels on the project site, the project is expected to reach full commercial operation in the second half of 2023. The CPV Group is in contact with the parties involved with the project in order to update the agreements with them (if necessary) so as to reflect therein the said change. As at the date of the report, subject to completion of the above preparations, this matter is not expected to have a significant impact on the cost of the investment in the project45.

J.	In April 2022, the project received a connection agreement with PJM and the connection is expected to take place in the fourth quarter of 2022[46].

K.
The CPV Group is examining the impact of legislation of the IRA Law (as described in Section 4B above) on the project, mainly from the standpoint of the impacts of the legislation on the Tax Equity agreement.

For additional details regarding the area of the Company’s activities in the United States – see this report below, Section 8 of Part A of the Periodic Report for 2021 and the notes to the consolidated financial statements for 2021 and to the Interim Statements.

For additional details regarding the results of associated companies in the United States – see Section 6 below and Note 6 to the Interim Statements. In addition, for further information regarding a significant associated company, Valley, see the condensed interim financial statements of Valley, which are attached to the Interim Statements.

[45]
That stated with reference to the balance of the solar panels that are expected to be delivered under the framework agreement, and the Company’s estimates regarding the project’s commercial operation date and/or the impact of the scope of the investment in the project includes “forward‑looking” information, as it is defined in the Securities Law, which is based on the estimates of the CPV Group as at the date of the report, which are subject to  update of the relevant agreements, the timetables for execution of the conformance work and installation of the panels, the total costs and final financing or other factors relating to construction or operation of the project, regarding which there is no certainty as to their realization.

[46]
That stated with reference to the execution date of the connection constitutes “forward‑looking” information as it is defined in the Securities Law regarding which there is no certainty it will be realized. Actually, the connection date could be delayed beyond that stated, this being due to, among other things, factors not under the control of the CPV Group.

OPC Energy Ltd.
Report of the Board of Directors
1.	Brief description of the Group’s area of activities in the Period of the Report and thereafter (Cont.)

5)	Main developments in the Company’s general activities in the period of the report and thereafter:

A.
Changes in the macro‑economic environment (changes in inflation and interest) – in the period of the report, a macro‑economic trend is discernable, both in Israel and worldwide, which is characterized by an increase in the rate of inflation and, in turn, an increase in the interest rates. These parameters have an impact on the local and global economic conditions, as well as on the overall growth rate, including, among other things, on the financing expenses of business entities, the costs of construction projects, the energy prices, tariffs in the electricity sector and the like.

In this regard, in the last 12 months the CPI in Israel has risen by about 5.2%, and starting from April 2022 Bank of Israel increased the interest rate in the economy a number of times, to the rate of 2% as at the publication date of the report. In the first half of 2022, the global trend of higher price levels continued, against the background of, among other things, economic and geo‑political events, such as, the resumption of the lockdowns in China and continuation of the war in the Ukraine. These factors, along with an increase in the energy and transport, have led to a increase in inflation in the U.S.

As detailed in Section 18 of Part A of the Periodic Report for 2021, the macro‑economic environment, which is characterized by high rates of inflation and interest‑rate hikes, could impact the Group’s activities in a number of ways including, the interest on the loans taken out by the Group companies, which is variable interest (as detailed in Section 7 below), will increase and, in turn, also the Company’s financing expenses, and the increases in commodity prices and raw materials will increase the expenses of the Group’s projects, along with an increase in salary expenses, maintenance and equipment costs. Furthermore, the increase in the interest rate could have an impact on the value in use of the Group’s power plants and on the balance of the goodwill. It is pointed out that pursuant to the examination made by the Company, the increase in the interest rate in the period of the report did not cause a decline in the value of the Group’s assets. It is noted that changes in the currency exchange rates also impact the Company. For additional details – see Note 23 to the consolidated financial statements for 2021.

Set forth below is a brief summary of the impact of the macro‑economic changes, as stated, on the Company based on its estimates as at the period of the report, while taking into account the uncertainty that characterizes the factors described above as at the publication date of the report, the Company is unable to estimate the extent of their impact on its future results. Nonetheless, in order to present a complete picture, it is noted that:

(1)
As stated, part of the Company’s liabilities in Israel are linked to the CPI. An increase in the rates of inflation in Israel, generally leads to an increase in the Company’s financing expenses and a decrease in its profits. For additional details regarding the linkage terms of the Company’s liabilities – see Section 7 below. In addition, in the Company’s estimation, inflation in the future could trigger an increase in the construction and procurement costs of projects in Israel and in the U.S. For details regarding the impact of an increase in the natural gas and energy prices on the Group’s activities in the U.S. – see Section 6 below.

It is noted that in the period of the commercial operation of Zomet, Zomet’s availability (capacity) tariff is linked to the CPI – for additional details regarding this matter, see Section 7.13.8 of Part A of the Periodic Report for 2021. It is further noted that an increase in the CPI generally has a favorable impact on the generation component, which is updated from time to time by the Electricity Authority.

OPC Energy Ltd.
Report of the Board of Directors
1.	Brief description of the Group’s area of activities in the Period of the Report and thereafter (Cont.)

5)	Main developments in the Company’s general activities in the period of the report and thereafter: (Cont.)

A.	(Cont.)

(1)	(Cont.)

In the six‑month and three‑month periods ended June 30, 2022, the Company recognized financing expenses in the area of activities in Israel, in light of the increase in the CPI, in the amounts of about NIS 28 million and about NIS 16 million, respectively.

(2)
The increase in the interest did not have a significant impact on the Company’s results in the second quarter of 2022. Regarding the active power plants of the CPV Group, interest hedges exist. In Israel, the main impact of the change in the interest rates is reflected in an increase in the construction cost of the projects. It is further noted that changes in the interest rate also impact calculation of the fair value of the profit‑sharing plan, as stated in Note 8E(3) to the Interim Statements and Note 18C to the consolidated statements for 2021. Continuation of the trend of rising interest rates could have a negative impact on the financing costs with reference to the financing agreements and any refinancing. In this context, an increase in the interest is expected to trigger a demand to increase the revenues of the projects in the area[47].

B.
Raising of capital – on July 3, 2022, the Company published a shelf offer report (Reference No.: 2022-01-082792) for issuance of up to 11,130,000 of the Company’s ordinary shares by means of a uniform offer in a tender on the unit price. According to the results of the issuance, the Company issued 9,443,800 of the Company’s ordinary shares, at a price of NIS 35 per share, of which 3,898,000 were issued to Kenon Holdings Ltd., the Company’s controlling shareholder, which submitted bids as part of the preliminary tender that was held for classified investors, as detailed in Sections 4.6 and 4.11 of the shelf offer report. The gross proceeds from the issuance amounted to about NIS 330.5 million. The issuance expenses total about NIS 9 million.

C.
Senior officers – on June 14, 2022, the Company gave notice of conclusion of the service of Mr. Tzahi Goshen as the Company’s CFO (for additional details – see the Company’s Immediate Report from that date (Reference No.: 2022-01-073552). Further to the said notification, on June 28, 2022, the Company published an Immediate Report from that date (Reference No.: 2022-01-067074) regarding appointment of Ms. Anna Bernstein Schwertzman to the position of the Company’s CFO. The service of Ms. Bernstein Schwertzman will commence on September 1, 2022. For additional details – see the Company’s Immediate Report from that date (Reference No.: 2022‑01‑078708).

[47]
It is clarified that that stated above with reference to the Company’s estimates in connection with the impact of inflation and the increase in the interest rates on the Company’s business constitutes “forward‑looking” information as it is defined in the Securities Law, and is based on the information in the Company’s possession and on the Company’s estimates as at this date, and taking into account the scope of its activities and the mix of its investments as at the date of the report. The information and the estimates, as stated, might not be realized and/or might be realized in a different manner, due to, among other things, factors that are not known to the Company as at this date or that are not under its control, including, realization of the risk factors that characterize the Company’s activities, as stated, and the manner of their realization.

OPC Energy Ltd.
Report of the Board of Directors
1.	Brief description of the Group’s area of activities in the Period of the Report and thereafter (Cont.)

5)	Main developments in the Company’s general activities in the period of the report and thereafter: (Cont.)

D.
Extension of the period of the Company’s shelf prospectus – the validity of the shelf prospectus that was supposed to expire on July 30, 2022 was extended by the Securities Authority by an additional 12 months, that is, up to July 30, 2023 (Reference: 2022‑01‑076707).

E.
Reconfirmation of issuer’s rating – on August 10, 2022, the Company reported with respect to receipt of a rating report that reconfirms the issuer’s rating of “ilA–/Stable”, which was granted to the Company by S&P Global Ratings Maalot Ltd. (Reference No.: 2022‑01‑101593).

F.
The Coronavirus and the broad global impacts on raw‑material prices and supply chains – in March 2020, the World Health Organization declared the Coronavirus to be a worldwide pandemic. Despite taking preventative measures in order to reduce the risk of spread of the virus, the virus has continued to spread, including different variants that developed, and it has caused significant business and economic uncertainty. In the period of the report, the restrictions on movement (travel) and carrying on of business and trade in the Company’s areas of activity were lifted. In light of the dynamic nature of the virus (development of additional variants) and the consequences of ongoing events that are related to the virus (such as an increase in the prices of raw materials and transport costs), there remains uncertainty regarding the broad‑sweeping impacts of the Coronavirus crisis, on the markets and factors relating the Company’s activities.

In the period of the report and thereafter, due to high global demand for raw materials and transport and dispatch, the significant increase in the costs of the raw materials continued, and delays in the generation and supply chain are visible, including an increase in the costs of marine shipping. Accordingly, global delays have been caused in the equipment supply dates along with an increase in the prices of raw materials and equipment used for construction and maintenance of the Group’s generation facilities and power plants. This trend impacts the construction and/or maintenance costs of the Group’s projects in its activity markets and the timetables for their completion, as noted in Section 2 above. In addition, the impact of this trend is particularly visible in connection with development projects (including energy generation facilities) and with respect to availability and prices of solar panels for solar projects in the development stage or under construction of the CPV Group. As at the approval date of the financial statements, there is no certainty with respect to the continuation or scope of the trend and, therefore, the Group is not able to estimate with any degree of certainty the impact thereof on the Group’s activities.

For additional details regarding the Coronavirus crisis and its impacts on the Group’s activities – see Sections 7.3.8, 7.11.1, 7.15.1 and 18.1.6 of Part A of the Periodic Report for 2021 and Note 28D to the consolidated financial statements for 2021.

For additional details regarding events during the period of the report and thereafter – see Notes 8 and 9 to the Interim Statements.

OPC Energy Ltd.
Report of the Board of Directors
Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.        Financial Position as at June 30, 2022 (in millions of NIS)

Category	6/30/2022	12/31/2021	Analysis

Current Assets

Cash and cash equivalents	506	731	For additional information – see the Company’s condensed consolidated statements of cash flows in the financial statements and Part 7 below.

Short-term deposits and restricted cash	37	1
Most of the increase stems from deposit of collaterals, in the aggregate amount of about NIS 33 million, for purposes of assuring the Group’s liabilities in connection with projects under construction in the U.S.

Trade receivables and accrued income	169	194
Most of the decrease stems from a decrease in accrued income in Israel, in the amount of about NIS 37 million, mainly as a result of the impact of the seasonal factor on the sales, which was offset by an increase in the generation component tariff (as described in Note 8A(1) to the Interim Statements).

The decrease was offset by an increase in accrued income in Gnrgy, in the amount of about NIS 6 million, and from an increase in accrued income relating to virtual supply, in the amount of about NIS 8 million.

Receivables and debit balances	151	118
Most of the increase stems from an increase, in the amount of about NIS 12 million, in the balance of accrued income relating to sale of natural gas, an increase of about NIS 6 million in the balance of VAT receivable, and an increase of about NIS 6 million in the balance of other receivables and debit balances in the U.S. due to an increase of the dollar exchange rate.

Inventory	5	5

Short-term derivative financial instruments	12	2
Most of the increase stems from an increase in the fair value of forward transactions designated for hedging cash flows in Zomet, in the amount of about NIS 5 million, and an increase in interest swap contracts in the U.S., in the amount of about NIS 5 million (for additional details regarding interest swap contracts and forward transactions designated for hedging cash flows – see Note 23D to the consolidated statements for 2021).

Total current assets	880	1,051

OPC Energy Ltd.
Report of the Board of Directors
Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.	Financial Position as at June 30, 2022 (in millions of NIS) (Cont.)

Category	6/30/2022	12/31/2021	Analysis

Non-Current Assets

Long-term deposits and restricted cash	53	93
Most of the decrease stems from release of a collateral, in the amount of about NIS 26 million, as part of an agreement for sale of electricity in a project in the U.S., and release of a collateral, in the amount of about NIS 15 million, which was designated to secure a bank guarantee in Israel (for additional details see – Note 8B(4) to the Interim Statements).

Long-term prepaid expenses and other receivable	193	178
Most of the increase stems from an investment in infrastructures of Zomet, in the amount of about NIS 11 million, an investment in infrastructures of the Stagecoach project in the U.S., in the amount of about NIS 6 million, and an increase in long‑term prepaid expenses, in the amount of about NIS 3 million. On the other hand, there was a decrease of about NIS 8 million in deferred financing expenses as part of Zomet’s financing agreement.

Investments in associated companies	2,043	1,696
The increase is the result of the activities of the CPV Group. For additional details regarding investments in associated companies – see Sections 1 and 6 to this report and Note 6 to the Interim Statements.

Deferred tax assets	146	153
Most of the decrease, in the amount of about NIS 25 million, stems from the activities of the CPV Group. On the other hand, there was an increase of about NIS 13 million deriving from the Group’s activities in Israel.

Long-term derivative financial instruments	53	36
The increase stems from an increase in the fair value of index SWAP contracts in Israel, in the amount of about NIS 7 million, and an increase in the fair value of interest SWAP contracts in the United States, in the amount of about NIS 9 million (for additional details regarding the index and interest SWAP contracts – see Note 23D to the consolidated financial statements for 2021).

Property, plant and equipment	3,946	3,523
Most of the increase stems from investments in projects in Israel, in the amount of about NIS 280 million, and an investment in projects in the U.S., in the amount of about NIS 125 million. In addition, there was an increase of about NIS 62 million in property, plant and equipment in the U.S. due to an increase in the exchange rate of the dollar.

This increase was partly offset by depreciation expenses in respect of property, plant and equipment in Israel, in the aggregate amount of about NIS 44 million.

Right-of use assets	326	302
Most of the increase stems from an increase in a right‑of‑use asset in the U.S., in the amount of about NIS 26 million, as a result of signing a land lease agreement in the Stagecoach project. For additional details – see Note 8E(2) to the Interim Statements.

OPC Energy Ltd.
Report of the Board of Directors
Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.	Financial Position as at June 30, 2022 (in millions of NIS) (Cont.)

Category	6/30/2022	12/31/2021	Analysis

Non-Current Assets (Cont.)

Intangible assets	766	698
Most of the increase derives from an increase, in the amount of about NIS 79 million, in intangible assets in the U.S. due to an increase in the exchange rate of the dollar. On the other hand, there was a decrease of about NIS 19 million relating to amortization of intangible assets in the U.S.

Total non-current assets	7,526	6,679

Total assets	8,406	7,730

OPC Energy Ltd.
Report of the Board of Directors
Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.	Financial Position as at June 30, 2022 (in millions of NIS) (Cont.)

Category	6/30/2022	12/31/2021	Analysis

Current Liabilities

Current maturities of loans from banks and financial institutions	87	68
Most of the increase stems from update of the current maturities of the project credit in Israel and the U.S. based on the repayment schedules, in the amounts of about NIS 30 million and about NIS 22 million, respectively. In addition, there was an increase of about NIS 4 million in respect of current maturities in the U.S. due to an increase in the dollar exchange rate.

On the other hand, there was a decrease stemming from repayment of project credit in Israel and the U.S. based on the repayment schedules, in the amount of about NIS 16 million and about NIS 23 million, respectively.

Current maturities of loans from holders of non-controlling interests	64	29
The increase stems from update of the current maturities of the loans based on the repayment schedules of the debt from holders of non‑controlling interests in Rotem, in the amount of about NIS 27 million. During the period of the report, holders of non‑controlling interests provided Rotem an additional short‑term loan, in the amount of about NIS 8 million. The additional loan was repaid subsequent to the date of the report.

Current maturities of debentures	28	22	The increase stems from update of the current maturities of the debentures based on the repayment schedule.

Trade payables	281	425
Most of the decrease stems from a net decline in the balances of suppliers of projects under construction in Israel, in the amount of about NIS 95 million, and a decline in the balance with the Electric Company, in the amount of about NIS 47 million, mostly as a result of timing differences, and decline in the scope of the purchases of electricity from the Electric Company.

Payables and other credit balances	73	87
Most of the decrease derives from a decline, in the amount of about NIS 6 million, in the balance of VAT payable, and a decline, in the amount of about NIS 7 million, due to the balance with the Hadera construction contractor.

Short-term derivative financial instruments	4	27
Most of the decrease, in the amount of about NIS 18 million, stems from a decline in the fair value of forward transactions designated for hedging cash flows in Zomet (for additional details – see Note 23D to the consolidated financial statements for 2021).

Current maturities of lease liabilities	60	59

Total current liabilities	597	717

OPC Energy Ltd.
Report of the Board of Directors
Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.	Financial Position as at June 30, 2022 (in millions of NIS) (Cont.)

Category	6/30/2022	12/31/2021	Analysis

Non-Current Liabilities

Long-term loans from banks and financial institutions	1,698	1,451
Most of the increase is due to withdrawal in the framework of the Zomet Financing Agreement, in the amount of about NIS 253 million, an increase in the linkage differences in respect of the project debt in Israel in the amount of about NIS 14 million, and in respect of an increase of about NIS 32 million in project credit in the U.S., due to an increase in the exchange rate of the dollar.

The increase was partly offset by a decrease, in the amounts of about NIS 30 million and about NIS 22 million, as a result of update of the current maturities of the project credit in Israel and in the U.S., respectively.

Long-term loans from holders of non-controlling interests and others	410	404
Most of the increase stems from an increase in the balance of the long‑term loans from holders of non‑controlling interests in the CPV Group, where an increase of about NIS 19 million is in respect of investments of holders of non‑controlling interests and accrual of interest, and an increase of about NIS 26 million due to an increase of the dollar exchange rate. This increase was offset by a decline of about NIS 41 million deriving from update of the current maturities of loans from holders of non‑controlling interests in Rotem.

Debentures	1,803	1,789
The increase stems from an increase in the linkage differences in respect of the debentures (Series B), in the amount of about NIS 30 million.

On the other hand, there was a decrease deriving from update of the current maturities of the debentures (Series B), in the amount of about NIS 16 million.

Long-term lease liabilities	73	44	Most of the increase, in the amount of about NIS 26 million, as a result of signing a land lease agreement in the Stagecoach project. For additional details – see Note 8E(2) to the Interim Statements.

Long-term derivative financial instruments	–	1

Other long-term liabilities	114	90
Most of the increase, in the amount of about NIS 10 million, stems from an update of the benefit from a profit‑sharing plan for employees of the CPV Group, which is accounted for as a share‑based payment transaction settled in cash, and an increase, in the amount of about NIS 12 million, in the U.S. due to an increase in the dollar exchange rate.

Liabilities for deferred taxes	432	393
An increase, in the amount of about NIS 27 million, is due to update of the deferred taxes as a result of recording of deferred taxes relating to temporary differences in Israel, and an increase of about NIS 8 million stemming from the activities of the CPV Group.

Total non-current liabilities	4,530	4,172

Total liabilities	5,127	4,889

OPC Energy Ltd.
Report of the Board of Directors
Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

3.	Results of operations for the six‑month and three‑month periods ended June 30, 2022 (in millions of NIS)

The Group’s activities in Israel and the United States are subject to seasonal fluctuations. For additional details regarding seasonal impacts – see Sections 7.10 and 8.7 to Part A of the Periodic Report for 2021. In Israel, the load and time tariffs (“TOAZ”) are supervised (controlled) and published by the Electricity Authority, and are broken down into three seasons – summer (July and August), winter (January, February and December) and transition (March through June and September through November). The TOAZ tariff in the summer and the winter are higher than those in the transition seasons. In the United States, the electricity tariffs are not supervised (controlled) and are impacted by the demand for electricity, which is high in the summer and the winter compared with the average and as a function of the natural gas prices. During the period of the report, the natural gas prices in the U.S. rose in light of, among other things, the levels of local inventories, a limited increase in the local generation, and the natural gas crisis in Europe, which impacted the electricity in the markets in which the CPV Group operates, where the impact of the gas prices in the period of the report is not uniform between the power plants of the CPV Group.

It is noted that the results of the CPV Group are consolidated in the Company financial statements commencing from the completion date of the transaction for acquisition of the CPV Group on January 25, 2021. The results of the associated companies in the U.S. (companies engaged in natural gas) are presented in the category “Company’s share in income (losses) of associated companies”. For additional details regarding the results of associated companies in the CPV Group – see Note 6 to the Interim Statements.

	For the
	Six Months Ended
Category	6/30/2022	6/30/2021	Analysis

Sales in Israel	781	650	For an explanation regarding the change in the sales in Israel – see Section 5, below.

Sales and provision of services in the U.S.	92	68
Most of the increase stems from a period of activities in the United States of six months in the first half of 2022, compared with a period of about five months in the corresponding period of last year (the CPV Group is consolidated in the Company’s results commencing from January 25, 2021). In addition, there was an increase of about NIS 6 million in the revenues from services, and an increase in the revenues from sale of electricity in Keenan, in the amount of about NIS 2 million.

Cost of sales (less depreciation and amortization) in Israel	600	479	For an explanation regarding the change in the cost of sales – see Section 5, below.

Cost of sales and provision of services (less depreciation and amortization) in the U.S.	45	36
Most of the increase stems from a period of activities in the United States of six months in the first half of 2022, compared with a period of about five months in the corresponding period of last year (the CPV Group is consolidated in the Company’s results commencing from January 25, 2021). In addition, there was an increase of about NIS 4 million in the cost of provision of services, mainly as a result of an increase in salary expenses.

	For the
	Six Months Ended
Category	6/30/2022	6/30/2021	Analysis

Depreciation and amortization in Israel	64	68
Most of the decrease stems from a decrease in the depreciation expenses of the Rotem Power Plant, in the amount of about NIS 4 million, as a result of postponement of the planned maintenance from October 2021 to April 2022.

Depreciation and amortization in the U.S.	19	19

Gross profit	145	116

OPC Energy Ltd.
Report of the Board of Directors
Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

3.	Results of operations for the six‑month and three‑month periods ended June 30, 2022 (in millions of NIS) (Cont.)

	For the
	Six Months Ended
Category	6/30/2022	6/30/2021	Analysis

Administrative and general expenses in Israel	50	37
Most of the increase stems from an increase in salary and headquarters expenses, in the amount of about NIS 8 million (including about NIS 5 million of non‑cash equity remuneration expenses), in light of, among other things, expansion of the Company’s activities. In addition, the administrative and general expenses in Israel include administrative and general expenses of Gnrgy (which was consolidated for the first time on December 31, 2021), in the amount of about NIS 6 million.

Administrative and general expenses in the U.S.	60	48
Most of the increase stems from an increase in salary expenses of about NIS 11 million, and an increase in expenses for professional services, in the amount of about NIS 6 million, in light of, among other things, expansion of the CPV Group’s activities and the initial consolidation date of the CPV Group (the CPV Group is consolidated in the Company’s results commencing from January 25, 2021). This increase was partly offset by a decrease in expenses relating to a profit‑sharing plan in the CPV Group, in the amount of about NIS 6 million (non‑cash).

Share in losses of associated companies in Israel	–	(1)

Share in income (losses) of associated companies in the United States	66	(51)
In the period of the report, the losses in respect of changes in the fair value of derivative financial instruments in hedging plans of the CPV Group, were about NIS 80 million less than in the corresponding period last year.

Net of the impact of changes in the fair value of derivative financial instruments, the income in respect of associated companies in the United States in the period of the report and in the corresponding period last year is about NIS 76 million and about NIS 39 million, respectively. For additional details – see Section 6 below and Note 6 to the Interim Statements.

Transaction expenses in respect of acquisition of the CPV Group	–	2

Business development expenses in Israel	2	1

Business development expenses in the U.S.	10	1
Most of the increase, in the amount of about NIS 6 million, stems from an increase in the scope of the business development activities, and write off of a project that did not reach the construction stage, in the amount of about NIS 3 million.

OPC Energy Ltd.
Report of the Board of Directors
Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

3.	Results of operations for the six‑month and three‑month periods ended June 30, 2022 (in millions of NIS) (Cont.)

	For the
	Six Months Ended
Category	6/30/2022	6/30/2021	Analysis

Other expenses in the U.S.	2	–

Operating income (loss)	91	(25)

Financing expenses, net, in Israel	(51)	(63)
The decrease in financing expenses stems from a decrease interest and linkage expenses on Rotem’s senior debt, in the amount of about NIS 38 million (including hedge results in respect of CPI linkage), in light of making early repayment of the balance of Rotem’s outstanding credit, in October 2021. In addition, there was a decrease of about NIS 8 million deriving from the impact of the changes in the dollar/shekel exchange rate. This decrease was partly offset by an increase in interest and linkage expenses in respect of debentures, in the amount of about NIS 26 million, an increase of about NIS 3 million in interest expenses relating to loans from non‑controlling interests in Rotem, and an increase financing expenses as a result of a CPI swap contract (the non‑effective part), in the amount of about NIS 5 million.

Financing income (expenses), net, in U.S.	59	(51)
In the period of the report, the Company recognized revenues from exchange rate differences, in the amount of about NIS 70 million, compared with about NIS 1 million in the corresponding period last year. In addition, in the second quarter of 2021, the financing expenses included a loss, in the amount of about NIS 39 million, in respect of acquisition of the balance of the rights of the tax partner in Keenan (for additional details – see Note 28O to the consolidated statements for 2021).

Income (loss) before taxes on income	99	(139)

Taxes on income in Israel	10	3	The increase derives from higher income in Israel in the first half of 2022, compared with the corresponding period last year.

Taxes on income (tax benefit) in the U.S.	17	(45)	The increase stems from higher income in the U.S. in the first half of 2022, compared with the corresponding period last year.

Income (loss) for the period	72	(97)

OPC Energy Ltd.
Report of the Board of Directors
Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

3.	Results of operations for the six‑month and three‑month periods ended June 30, 2022 (in millions of NIS) (Cont.)

	For the
	Six Months Ended
Category	6/30/2022	6/30/2021	Analysis

Elimination of the fair value of derivative financial instruments in the U.S.	10	90	Derivative financial instruments that are used for hedging plans of the CPV Group as described in Section 4A of this Report.

Loss from settlement of financial liabilities, net	–	39	For additional details – see Note 28O to the annual financial statements.

Elimination of transaction expenses in respect of acquisition of the CPV Group	–	2

Elimination of tax impact in respect of the adjustments	(2)	(35)

Adjusted income (loss)[48]	80	(1)

Income (loss) attributable to:

The owners of the Company	67	(70)

Non-controlling interests	5	(27)

Adjusted net income (loss) attributable to:

The owners of the Company	72	(3)

Non-controlling interests	8	2

[48]
It is emphasized that “adjusted income or loss” as stated in this report is not a recognized data item that is recognized under IFRS or under any other set of generally accepted accounting principles as an index for measuring financial performance and should not be considered as a substitute for income or loss or other terms provided in accordance with IFRS. “Adjusted income or loss” should not be viewed as a substitute income or loss attributable to the Company’s shareholders prepared (calculated) pursuant to IFRS. It is possible that the Company’s definitions of “adjusted income or loss” are different than those used by other companies. Nonetheless, the Company believes that the “adjusted income or loss” provides information that is useful to management and investors by means of eliminating certain line items (categories) that do not constitute an indication of the Company’s ongoing activities.

OPC Energy Ltd.
Report of the Board of Directors
Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

3.	Results of operations for the six‑month and three‑month periods ended June 30, 2022 (in millions of NIS)

	For the
	Three Months Ended
Category	6/30/2022	6/30/2021	Analysis

Sales in Israel	353	300	For an explanation regarding the change in the sales in Israel – see Section 5, below.

Sales and provision of services in the U.S.	52	42
Most of the increase stems from an increase in revenues from services, in the amount of about NIS 6 million, and an increase in the revenues from sale of electricity in Keenan, in the amount of about NIS 2 million.

Cost of sales (less depreciation and amortization) in Israel	310	238	For an explanation regarding the change in the cost of sales – see Section 5, below.

Cost of sales (less depreciation and amortization) in the U.S.	23	18	Most of the increase stems from an increase in the cost of provision of the services, in the amount of about NIS 4 million, mainly due to an increase in salary expenses.

Depreciation and amortization in Israel	34	34

Depreciation and amortization in the U.S.	10	12

Gross profit	28	40

OPC Energy Ltd.
Report of the Board of Directors
Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

3.	Results of operations for the six‑month and three‑month periods ended June 30, 2022 (in millions of NIS) (Cont.)

	For the
	Three Months Ended
Category	6/30/2022	6/30/2021	Analysis

Administrative and general expenses in Israel	25	23
Most of the increase stems from an increase in salary and headquarters expenses, in the amount of about NIS 2 million (mainly in respect of non-cash equity compensation expenses), due to, among other things, expansion of the activities in the U.S. In addition, the administrative and general expenses in Israel include administrative and general expenses of Gnrgy (which was initially consolidated on December 31, 2021), in the amount of about NIS 3 million. On the other hand, there was a decrease of about NIS 3 million in expenses for professional services.

Administrative and general expenses in the U.S.	30	31
Most of the decrease stems from a decline in respect of a profit‑sharing plan, in the amount of about NIS 9 million (non‑cash). On the other hand, there was an increase in salary expenses, in the amount of about NIS 3 million, and expenses for professional services, in the amount of about NIS 4 million.

Share in losses of associated companies in Israel	–	(1)

Share in losses of associated companies in the United States	(29)	(13)
In the second quarter of 2022, the losses in respect of changes in the fair value of derivative financial instruments in hedging plans of the CPV Group were about NIS 10 million less than in the corresponding quarter last year. After eliminating the impact of changes in fair value of derivative financial instruments, the Company’s share in the income in respect of associated companies in the United States in the second quarter of 2022 and in the corresponding quarter last year is about NIS 4 million and about NIS 30 million, respectively. For additional – see Section 6 below and Note 6 to the Interim Statements.

Business development expenses in Israel	1	–

Business development expenses in the U.S.	5	1	Most of the increase is from an increase in the scope of the business development projects.

Other income, net, in Israel	1	–

Operating loss	(61)	(29)

OPC Energy Ltd.
Report of the Board of Directors
Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

3.	Results of operations for the six‑month and three‑month periods ended June 30, 2022 (in millions of NIS) (Cont.)

	For the
	Three Months Ended
Category	6/30/2022	6/30/2021	Analysis

Financing expenses, net, in Israel	(26)	(39)
Most of the decrease in the financing expenses stems from interest expenses and linkage differences on Rotem’s senior debt, in the amount of about NIS 21 million (including the results of the hedge in respect of linkage to the CPI), in light of early repayment of the full balance of Rotem’s outstanding credit in October 2021. In addition, there was a decrease deriving from the impact of the changes in the dollar/shekel exchange rate, in the amount of about NIS 8 million. This decrease was partly offset by an increase in the interest expenses and linkage differences relating to debentures, in the amount of about NIS 12 million, and an increase in financing expenses as a result of a CPI swap contract (the non‑effective part), in the amount of about NIS 3 million.

Financing income (expenses), net, in U.S.	55	(57)
In the second quarter of 2022, the Company recognized income from exchange rate differences, in the amount of about NIS 61 million, compared with expenses from exchange rate differences, in the amount of about NIS 11 million, in the corresponding quarter last year. In addition, in the second quarter of 2021, the financing expenses include a loss, in the amount of about NIS 39 million, in respect of acquisition of the balance of the rights of the tax partner in Keenan (for additional details – see Note 28O to the consolidated statements for 2021).

Loss before taxes on income	(32)	(125)

Tax benefit in Israel	(5)	(6)

Taxes on income (tax benefit) in the U.S.	5	(27)	The increase stems from better results in the U.S. in the second quarter of 2022 compared with the corresponding quarter last year.

Loss for the period	(32)	(92)

OPC Energy Ltd.
Report of the Board of Directors
Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

3.	Results of operations for the six‑month and three‑month periods ended June 30, 2022 (in millions of NIS) (Cont.)

	For the
	Three Months Ended
Category	6/30/2022	6/30/2021	Analysis

Elimination of the fair value of derivative financial instruments	33	43	Derivative financial instruments that are used for hedging plans of the CPV Group as described in Section 4A of this Report.

Loss from settlement of financial liabilities, net	–	39	For additional details – see Note 28O to the Annual Financial Statements.

Elimination of tax impact in respect of the adjustments	(6)	(22)

Adjusted loss for the period[49]	(5)	(32)

Loss for the period attributable to:
The owners of the Company	(11)	(73)
Non-controlling interests	(21)	(19)

Adjusted income (loss) for the period attributable to:

The owners of the Company	6	(31)

Non-controlling interests	(11)	(1)

[49]
It is emphasized that “adjusted income or loss” as stated in this report is not a recognized data item that is recognized under IFRS or under any other set of generally accepted accounting principles as an index for measuring financial performance and should not be considered as a substitute for income or loss or other terms provided in accordance with IFRS. “Adjusted income or loss” should not be viewed as a substitute for income or loss attributable to the Company’s shareholders prepared (calculated) pursuant to IFRS. It is possible that the Company’s definitions of “adjusted income or loss” are different than those used by other companies. Nonetheless, the Company believes that the “adjusted income or loss” provides information that is useful to management and investors by means of eliminating certain line items (categories) that do not constitute an indication of the Company’s ongoing activities.

OPC Energy Ltd.
Report of the Board of Directors
Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

4.	EBITDA

The Company defines “EBITDA” as earnings (losses) before depreciation and amortization, changes in the fair value of derivative financial instruments, net financing expenses or income and taxes on income. EBITDA is not recognized under IFRS or under any other generally accepted accounting standards as an indicator for the measurement of financial performance and should not be considered a substitute for profit or loss, cash flows from operating activities or other terms of operational performance or liquidity prescribed under IFRS.

EBITDA is not intended to represent monies that are available for distribution of dividends or other uses, since such monies may be used for servicing debt, capital expenditures, working capital and other liabilities. EBITDA is characterized by limitations that impair its use as an indicator of the Company’s profitability, since it does not take into account certain costs and expenses deriving from the Company’s business, which could materially affect its income, such as financing expenses, taxes on income and depreciation.

The Company believes that the EBITDA (including EBITDA after making adjustments as detailed below) data provides transparent information that is useful to investors in examining the Company’s operating performances and in comparing them against the operating performance of other companies in the same sector or in other sectors with different capital structures, debt levels and/or income tax rates. This data item is also used by Company management when examining the Company’s performance. The Company believes that these indices, which are not in accordance with IFRS, provide useful information to investors since they improve the comparability of the financial results between periods and provide greater transparency of the main indices used for evaluating the Company’s performance.

Set forth below is a calculation of the EBITDA data item for the periods presented. Other companies may calculate the EBITDA differently. Therefore, the EBITDA presentation herein may differ from those of other companies. In addition, other companies might use other indices for purposes of evaluation their performance, and thereby reducing the comparability of the Company’s indices that are not in accordance with IFRS.

OPC Energy Ltd.
Report of the Board of Directors
Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

4.	EBITDA (Cont.)

Calculation of the EBITDA (in millions of NIS):

	For the
	Six Months Ended		Three Months Ended
	June 30		June 30
	2022	2021	2022	2021

Revenues from sales and provision of services	873	718	405	342
Cost of sales (less depreciation and amortization)	(645)	(515)	(333)	(256)
Administrative and general expenses (less depreciation
and amortization)	(105)	*(82)	(52)	*(53)
Transaction expenses relating to acquisition of the
CPV Group	–	(2)	–	–
Business development expenses	(9)	(2)	(6)	(1)
Other income	2	–	1	–
Consolidated EBITDA**	116	117	15	32
Share of Group in proportionate EBITDA of
associated companies***	208	144	71	86
EBITDA (total consolidated and the proportionate
amount of associated companies)	324	261	86	118
Elimination of non-recurring expenses, net	–	2	–	–
EBITDA (total consolidated and the proportionate
amount of associated companies) after elimination
of non-recurring expenses	324	263	86	118

As stated in the report for the first quarter, in April 2022, planned maintenance was performed that lasted for 26 days, during which time the activities of the Rotem Power Plant were halted. The shutdown of the Power Plant’s activities for purposes of performance of the maintenance, as stated, had a negative impact on the Rotem’s results in the period of the report.

It is noted that the results of the CPV Group are consolidated in the Company’s financial statements commencing from completion of the acquisition transaction of the CPV Group on January 25, 2021.

*	For details regarding an immaterial adjustment in the six‑month and three‑month periods ended June 30, 2021 – see Note 2D to the Interim Statements.
**
Presented on the basis of 100% of the companies the financial results of which are consolidated in the Company’s financial statements (as stated in Section 1 above, as at the date of the report, the Company does not hold full ownership of Rotem and the CPV Group).

***
Represents mainly the EBITDA of the associated companies in the CPV Group, which are presented based on the rate of the holdings of the CPV Group in these companies. For detail of the results of the associated companies – see Section 6 below.

OPC Energy Ltd.
Report of the Board of Directors
Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

4.	EBITDA (Cont.)

Set forth below is the EBITDA data after elimination of non‑recurring expenses broken down by the subsidiaries (on a consolidated basis) and the associated companies (on a proportionate basis) (in NIS millions):

	Basis of
	presentation
	in the	For the		For the
	Company’s	Six Months Ended		Three Months Ended
	financial	June 30		June 30
	statements	2022	2021	2022	2021

Rotem[50]	Consolidated	132	139	31	48
Hadera	Consolidated	26	10	1	1
Headquarter and others in Israel	Consolidated	(24)	(16)	(13)	(10)
Total in Israel including
headquarters		134	133	19	39

Keenan	Consolidated	32	25	18	15
Fairview	Associate	31	24	17	13
Towantic	Associate	37	44	14	23
Maryland	Associate	19	11	11	4
Shore	Associate	23	32	14	16
Valley	Associate	100	35	16	32
Headquarter and others in the
United States[51]	Consolidated and associates	(52)	(41)	(23)	(24)
Total in the United States		190	130	67	79

Total EBITDA (consolidated
and proportionate amount of
the associated companies)		324	263	86	118

The EBITDA data for 2021 is in respect of the activities in the United States for the period from the completion date of the acquisition of the CPV Group on January 25, 2021.

[50]
The EBITDA of Rotem in the six‑month and three‑month periods ended June 30, 2022, includes the amount of about NIS 7 million and about NIS 2 million, respectively, in respect of the virtual supply activities that are attributable to Rotem. In addition, in April 2022, planned maintenance was performed that lasted for 26 days, during which time the activities of the Rotem Power Plant were halted.

[51]
After elimination of management fees between the CPV Group and the Company, in the amounts of about NIS 5 million and about NIS 3 million in the six‑month and three‑month periods ended June 30, 2022, respectively, and elimination of management fees between the CPV Group and the Company, in the amounts of about NIS 7 million and about NIS 4 million in the six‑month and three‑month periods ended June 30, 2021, respectively,

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

5.	Additional data regarding activities in Israel

Set forth below is detail of the change in the EBITDA after eliminating non‑recurring expenses in Israel and in the headquarters for the six‑month and three‑month periods ended on June 30, 2022 compared with the corresponding periods last year (in millions of NIS):

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

5.	Additional data regarding activities in Israel

Set forth below is detail of the Company’s revenues from sales in Israel (in NIS millions):

	For the
	Six Months Ended		Three Months Ended
	June 30		June 30
	2022	2021	2022	2021

Revenues from sale of energy to private
customers [52] (1)	536	451	245	202
Revenues from private customers in respect of
infrastructure services (2)	144	138	69	68
Revenues from sale of energy to the System Operator
and to other suppliers (3)	57	33	17	17
Revenues from sale of steam	30	28	16	13
Revenues from activities of Gnrgy	14	–	6	–
Total revenues	781	650	353	300

Generation component tariff

On February 1, 2022, an update of the annual electricity tariff of the Electricity Authority entered into effect, pursuant to which the generation component increased by 13.6% and stood at NIS 0.2869 per KW hour. On May 1, 2022, an additional update of the electricity tariff of the Electricity Authority entered into effect, as a result of reduction of the excise tax on use of coal, where in accordance therewith the generation component was NIS 0.2764 per KW hour, which constitutes an increase of about 9.4% over the generation component for 2021, instead of an increase of about 13.6%, as stated.

On August 1, 2022, an additional update to the electricity tariff of the Electricity Authority entered into effect according to which the generation component will be NIS 0.3140 per KW hour, which constitutes an increase of about 13.6% over the generation component determined in May 2022, and an increase of about 9.4% over the tariff determined at the beginning of the year, as stated. For additional details – see Section 3A above.

This weighted‑average is attributed to the mix of the consumption in the market, while the mix of the consumption of the customers of Rotem and Hadera power plants is not the same as the mix of the consumption in the market. In 2021, the weighted‑average of the generation component tariff was NIS 0.2526 per KW hour. In addition, the Company’s revenues from sale of steam are linked partly to the price of gas and partly to the Consumer Price Index. The increase in the generation component had a positive impact on the Company’s income in the first half of 2022 compared with the corresponding period last year.

In addition, since September 2021 the Company has begun supplying electricity to customers through acquisition of energy from the System Operator, which was acquired at a tariff that includes the supplier and SMP tariff component (marginal semi‑annual price) as part of the virtual supply.

[52]	Including during load reductions.

OPC Energy Ltd.
Report of the Board of Directors
Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

5.	Additional data regarding activities in Israel (Cont.)

Availability (capacity) and maintenance work

In the second quarter of 2022, maintenance work was performed in the Rotem Power Plant and the Hadera Power Plant, as stated in Sections 3I and 3K, above, and in the report for the first quarter, which impacted Rotem’s Hadera’s results during the quarter.

During the above‑mentioned maintenance, sale of the electricity to the Company’s customers continued, where the Company purchased electricity in order to supply the full extent of the demand during the shutdown.

For the six‑month periods ended June 30, 2022 and 2021:

(1)
An increase of about NIS 33 million, stemming from an increase in customer consumption, mainly due to commencement of the virtual supply activities, which commenced in the third quarter of 2021. In addition, there was an increase of about NIS 52 million owing to an increase in the weighted‑average generation component tariff compared with the corresponding period last year.

(2)
An increase in infrastructure revenues, in the amount of about NIS 6 million, due to an increase in customer consumption, stemming mainly as a result of commencement of the virtual supply activities, which commenced in the third quarter of 2021.

(3)
An increase of about NIS 13 million, in the Hadera Power Plant stemming from an increase in sale of electricity to private suppliers due to higher availability (capacity) of the power plant, compared with the corresponding period last year. In addition, there was an increase, in the amount of about NIS 12 million, mainly due to a decrease in the consumption of customers from the Rotem Power Plant, due to maintenance work at a significant customer.

For the three‑month periods ended June 30, 2022 and 2021:

(1)
There was an increase of about NIS 28 million owing to an increase in the weighted‑average generation component tariff compared with the corresponding quarter last year, along with an increase, in the amount of about NIS 16 million, due to an increase in customer consumption, stemming mainly from commencement of the virtual supply activities in the third quarter of 2021.

(2)
An increase in infrastructure revenues, in the amount of about NIS 2 million, stemming from an increase in customer consumption, mainly due to commencement of the virtual supply activities, which commenced in the third quarter of 2021.

(3)
An increase of about NIS 7 million in the Rotem Power Plant due to a decrease in customer consumption and an increase in the energy surpluses. On the other hand. there was a decrease of about NIS 7 million in the Hadera Power Plant stemming mainly from a decrease in the Power Plant’s availability (capacity) due to maintenance in the second quarter of 2022.

OPC Energy Ltd.
Report of the Board of Directors
Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

5.	Additional data regarding activities in Israel (Cont.)

Set forth below is detail of the Company’s cost of sales in Israel (less depreciation and amortization) broken down into the following components (in NIS millions):

	For the
	Six Months Ended		Three Months Ended
	June 30		June 30
	2022	2021	2022	2021

Gas and diesel oil (1)	225	254	101	128
Expenses for acquisition of energy (2)	162	29	105	13
Expenses for infrastructure services (3)	144	138	69	68
Gas transmission costs	16	17	8	9
Operating expenses	42	41	22	20
Expenses from activities of Gnrgy	11	–	5	–
Total cost of sales (less depreciation and
amortization)	600	479	310	238

For the six‑month periods ended June 30, 2022 and 2021:

(1)
A decrease in the gas consumption expenses, in the amount of about NIS 37 million, due to maintenance work at the Rotem Power Plant, which was performed during the second quarter of 2022. On the other hand, there was an increase, in the amount of about NIS 8 million, in the gas consumption cost as a result of an increase in the gas price, which is linked to the generation component.

(2)
An increase expenses for acquisition of energy, in the amount of about NIS 68 million, stemming from maintenance work at the Rotem Power Plant that was performed during the second quarter of 2022. In addition, there was an increase in expenses in respect of acquisition of energy, in the amount of about NIS 68 million, deriving from the virtual supply activities, which began in the third quarter of 2021. On the other hand, there was a decrease of about NIS 3 million due to higher availability (capacity) of the Hadera Power Plant compared with the corresponding period last year.

(3)
An increase in infrastructure expenses, in the amount of about NIS 6 million, stemming from an increase in customer consumption, mainly due to commencement of the virtual supply activities, which commenced in the third quarter of 2021.

For the three‑month periods ended June 30, 2022 and 2021:

(1)
A decrease in the gas consumption expenses, in the amount of about NIS 32 million, stemming from maintenance at the Rotem Power Plant, which was performed during the second quarter of 2022. On the other hand, there was an increase, in the amount of about NIS 5 million, in the gas consumption cost as a result of an increase in the gas price, which is linked to the generation component.

(2)
An increase expenses in respect of acquisition of energy, in the amount of about NIS 54 million, stemming from maintenance at the Rotem Power Plant and the Hadera Power Plant, which was performed in the second quarter of 2022. In addition, there was an increase in expenses in respect of acquisition of energy, in the amount of about NIS 38 million, deriving from the virtual supply activities, which began in the third quarter of 2021.

(3)
An increase in infrastructure expenses, in the amount of about NIS 2 million, stemming from an increase in customer consumption, mainly due to the virtual supply activities, which began in the third quarter of 2021.

OPC Energy Ltd.
Report of the Board of Directors
Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

6.	Additional data regarding activities in the United States

Energy prices

The natural gas price is significant in determination of the price of the electricity in most of the regions in which the power plants of the CPV Group operate (the main fuel of the conventional power plants of the CPV Group is natural gas). The natural gas prices are impacted by a number of variables, including demand in the industrial, residential and electricity sectors, production and supply of natural gas, natural‑gas production costs, changes in the pipeline infrastructure, international trade and the financial profile and the hedging profile of the natural‑gas customers and producers.

In the estimation of the CPV Group, the increase in the natural gas price in the second quarter of 2022 stems from, among other things, a strengthening of the global demand, which increases the demand for liquid natural gas from the United States, inventory levels of natural gas that are lower than in the past, a limited increase in production of natural gas and the natural gas crisis in Europe, particularly against the background of the war in the Ukraine. In the estimation of the CPV Group, in general, in the existing production mix, to the extent the natural‑gas prices are higher, the prices of the marginal energy will also be higher, and will have a positive increase on the energy margins of the CPV Group. This impact could be offset, in whole or in part, by hedging programs with respect to electricity and gas prices in the natural‑gas powered conventional power plants of the CPV Group, which are intended to reduce changes in the CPV Group’s electricity margins due to changes in the commodity prices in the energy market.

In the second quarter of 2022, the electricity prices increased in the markets in which the CPV Group, compared with the corresponding quarter last year. Most of the increase stems from an increase in the prices of natural gas.

The increase in the energy prices in the period of the report was partly offset by hedging agreements, in the Fairview, Shore, Maryland and Towantic power plants. The Valley power plant, which was not hedged with respect to the second quarter of 2022, was favorably impacted by the increase in the energy prices. The purpose of the hedging agreements is to hedge the electricity margins (in the relevant period for every relevant power plant and in accordance with its characteristics) by signing hedging agreements on the gas and electricity prices, usually for short time periods. As at the publication date of the report, most of the hedging agreements are for periods of up to one year. These current hedging plans are in addition to the Revenue Put Option (RPO) agreements that were signed in some of the power plants of the CPV Group, are intended to ensure minimum cash flows for debt service, and are not expected to continue or be renewed beyond their original expiration date. As at the publication date of the report, the estimate of the CPV Group is that about 76% and 42% of the gross profit, which includes the electricity margin and capacity of the power plants of the CPV Group using conventional technology, will be hedged for the balance of 2022 and for 2023, respectively53.

In addition, the increase in the future energy prices gave rise to a requirement to deposit collaterals (that are non lien‑based) in order to secure liabilities to parties to the hedging agreements, in the Maryland, Valley and Towantic power plants. The scope of the said collaterals (for 100% of the above‑mentioned power plants) was about $95 million as at June 30, 2022 (of which about $26 million reflects the share of the CPV Group in the collaterals). It is noted that in August 2022, the CPV Group provided a collateral, in the amount of $20 million, in favor of a hedge of the Valley power plant, where the partner in the project provided a collateral in the same amount.

[53]
That stated constitutes “forward‑looking” information as it is defined in the Securities Law, which is based on the estimates and forecasts of the CPV Group as at the date of the report and regarding which there is no certainty it will be realized and/or it is subject to changes based on business discretion of the CPV Group. That stated could change as a result of, among other things, changes in the market conditions, availability constraints, changes in the estimates that are the basis of the estimates, as stated.

OPC Energy Ltd.
Report of the Board of Directors
Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

6.	Additional data regarding activities in the United States (Cont.)

Energy prices (Cont.)

The following table summarizes the average electricity prices in each of the main markets in which power plants of the CPV Group are active, for the three months ended March 31, 2022 and 2021 (the prices are denominated in dollars per megawatt hour):

	For the
	Six Months Ended		Three Months Ended
	June 30		June 30
Region	2022	2021	2022	2021

PJM West (Shore and Maryland)	66.49	29.59	77.27	28.60
PJM AD Hub (Fairview)	62.85	30.02	77.06	29.71
NY‑ISO Zone G (Valley)	83.18	34.24	71.80	27.86
ISO‑NE Mass Hub (Towantic)	89.87	39.37	69.25	29.36

Note:	The average electricity prices are based on Day‑Ahead prices as published by the relevant ISO, and are not the actual electricity prices of the CPV Group power plants.

Gas prices

The following table summarizes the average gas prices in each of the main markets in which the power plants of the CPV Group operate in the six‑month and three‑month periods ended June 30, 2022 and 2021. As stated, the gas prices rose in the second quarter of 2022 compared with the corresponding quarter in 2021 due to, among other things, increased demand for electricity in the United States, an increase in the global demand for natural gas and the gas crisis in Europe, an increase in demand for liquid natural gas from the United States (the prices are denominated in dollars per MMBtu)*:

	For the
	Six Months Ended		Three Months Ended
	June 30		June 30
Region	2022	2021	2022	2021

TETCO M3 (Shore, Valley)	6.75	2.79	6.78	2.32
Transco Zone 5 North (Maryland)	7.76	3.23	8.04	2.90
TETCO M2 (Fairview)	5.36	2.41	6.61	2.13
Dominion South (Valley)	5.36	2.34	6.65	2.15
Algonquin (Towantic)	10.41	3.97	7.19	2.49

Source: The average gas prices are based on Day‑Ahead prices at gas Midpoints as reported in Platt’s Gas Daily and they are not the actual gas prices of the power plants of the CPV Group.

OPC Energy Ltd.
Report of the Board of Directors
Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

6.	Additional data regarding activities in the United States (Cont.)

Capacity payments

PJM market

In the PJM market, the capacity payments vary between the market’s sub‑regions, as a function of local supply and demand and transmission capabilities.

Set forth below are the capacity tariffs in the sub‑regions that are relevant to CPV’s power plants and in the general market (the prices are denominated in dollars per megawatt per day):

Sub-Region	CPV Plants[54]	[55]2023/2024	[56]2022/2023	2021/2022	2020/2021
PJM – RTO (“General Market”)	Three Rivers	34.13	50	140	76.53
PJM MAAC	Fairview, Maryland, Maple Hill	49.49	95.79	140	86.04
PJM EMAAC	Shore	49.49	97.86	165.73	187.77

Source: PJM

[54]	The Three Rivers project, which is in the construction stages, will be entitled to capacity payments, subject to completion of the construction, commencing from June 2023.
[55]	As determined in capacity tenders in June 2022.
[56]	As determined in capacity tenders in June 2021, as stated in the Report of the Company’s Board of Directors dated June 30, 2021 (Reference No.: 2021‑01‑070297).

OPC Energy Ltd.
Report of the Board of Directors
Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

6.	Additional data regarding activities in the United States (Cont.)

Capacity payments (Cont.)

NYISO market

Similar to the PJM market, in the NYISO market availability (capacity) payments are made in the framework of a central mechanism for acquisition of capacity. In the NYISO market, there are a number of submarkets, wherein there could be various capacity demands as a function of local supply and demand and transmission capability. NYISO makes seasonal tenders in every spring for the upcoming summer (the months of May through October) and in the fall for the upcoming winter (the months of November through April). In addition, there are supplemental monthly tenders for the balance of the capacity not sold in the seasonal tenders. Power plants are permitted to assure the capacity payments in the seasonal tender, the monthly tender or through bilateral sales. The Valley power plant is in Area G (Lower Hudson Valley).

Set forth below are the capacity prices determined in the seasonal tenders in NYISO market. It is noted that the actual capacity prices for Valley are impacted by the seasonal tenders, the monthly tenders and the SPOT prices, with variable capacity prices every month, as well as bilateral agreements with energy suppliers in the market (the prices are denominated in dollars per kilowatt per month):

Sub-Area	CPV Plants	Summer 2022	Winter 2021/2022	Summer 2021	Winter 2020/2021
NYISO Rest of the Market	–	3.40	1.00	4.09	0.10
Lower Hudson Valley	Valley	4.65	1.01	4.56	0.23

Source: NYISO

OPC Energy Ltd.
Report of the Board of Directors
Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

6.	Additional data regarding activities in the United States (Cont.)

Capacity payments (Cont.)

ISO‑NE market

The ISO‑NE permits availability (capacity) payments as part of a central mechanism for acquisition of capacity. In the ISO‑NE market, there are a number of submarkets, wherein there could be various capacity demands as a function of local supply and demand and transmission capability. Forward capacity tenders are made three years in advance for the capacity year. In addition, there are supplemental monthly tenders for the balance of the capacity not sold in the Forward tenders.

Towantic participated for the first time in an availability (capacity) tender for 2018–2019 at a price of $9.55 KW/month and determination of the tariff for seven years in respect of 725 megawatts linked to the Utilities Inputs Index, which will apply up to May 2025. In March 2022, Towantic participated in the annual availability (capacity) tender for 2025–2026 and won a guaranteed availability (capacity) price of $2.59 KW/month and for 745 megawatts.

OPC Energy Ltd.
Report of the Board of Directors
Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

6.	Additional data regarding activities in the United States (Cont.)

EBITDA results

Set forth below is data with respect to the operating results of the CPV Group’s active power plants (in millions NIS):

Associated companies:

	For the Six Months Ended June 30
	2022	*2021	2022	*2021	2022	*2021	2022	*2021	2022	*2021
	Fairview		Maryland		Shore		Towantic		Valley

Revenues from
operations	465	285	317	196	326	225	805	433	660	262
Operating expenses
less depreciation
and amortization	340	188	243	154	266	139	661	266	460	192
EBITDA	125	97	74	42	60	86	144	167	200	70

Rate of holdings	25%		25%		37.53%		26%		50%

Share of the CPV
Group in EBITDA	31	24	19	11	23	32	37	44	100	35

	For the Three Months Ended June 30
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
	Fairview		Maryland		Shore		Towantic		Valley

Revenues from
operations	245	162	193	111	173	130	302	204	262	151
Operating expenses
less depreciation
and amortization	177	109	149	97	137	87	248	118	229	87
EBITDA	68	53	44	14	36	43	54	86	33	64

Rate of holdings	25%		25%		37.53%		26%		50%

Share of the CPV
Group in EBITDA	17	13	11	4	14	16	14	23	16	32

*	The EBITDA data for 2021 in respect of the activities in the United States are presented for the period from completion of acquisition of the CPV Group on January 25, 2021.

OPC Energy Ltd.
Report of the Board of Directors
Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

6.	Additional data regarding activities in the United States (Cont.)

EBITDA results (Cont.)

Keenan – subsidiary:

	Six	Six	Three	Three
	months	months	months	months
	ended	ended	ended	ended
	June 30	June 30	June 30	June 30
	2022	*2021	2022	2021

Revenues from operations	47	39	25	22
Operating expenses less
depreciation and
amortization	15	14	7	7
EBITDA	32	25	18	15

*	The EBITDA data for 2021 in respect of the activities in the United States are presented for the period from completion of acquisition of the CPV Group on January 25, 2021.

OPC Energy Ltd.
Report of the Board of Directors
Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

6.	Additional data regarding activities in the United States (Cont.)

Comments regarding the results in the United States

Set forth below is detail of the change in the EBITDA after eliminating non‑recurring expenses in the United States for the six‑month and three‑month periods ended June 30, 2022 compared with the corresponding periods last year (in millions of NIS)

For the six months ended June 30, 2022 and 2021:

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

6.	Additional data regarding activities in the United States (Cont.)

Comments regarding the results in the United States (Cont.)

For the six months ended June 30, 2022 and 2021: (Cont.)

1.
The activities in the United States are centralized under the CPV Group, which was acquired on January 25, 2021. The EBITDA in respect of the period of activities of the CPV Group from January 1, 2021 and up to January 25, 2021 (the period prior to the initial consolidation), amounted to about NIS 30 million.

2.
In the first half of 2022, the gas prices and the electricity prices rose compared with the corresponding period last year, which the CPV Group estimates was mainly a result of an increase in the natural‑gas prices as stated in this report above.

3.
The efficiency of the power plants of the CPV Group and the high natural gas prices contributed to an increase in the electricity margins. The total available electricity margin for the active power plants of the CPV Group, for the relative share of the CPV Group, and on the assumption of full availability (capacity), increased in the first half of 2022 by about NIS 193 million, compared with the corresponding period last year. Availability (capacity) payments in the first half of 2022 increased by about NIS 12 million compared with the corresponding period last year.

4.	The increase in the electricity margins was offset due to the hedging program of the CPV Group and reduced the electricity margin by about NIS 95 million.

5.
During the first half of 2022 and 2021, planned and unplanned maintenance were performed at the active power plants of the CPV Group and as a result there was no availability for certain periods. The total cost of the non‑availability in the first half of 2022 increased by about NIS 40 million compared with the corresponding period last year. Most of the increase stems from unplanned maintenance at the Valley power plant in January 2022, along with a shutdown for purposes of planned maintenance of 42 days at the Towantic power plant, which completed periodic major maintenance in April and May 2022.

6.
In addition to the existing hedging program at the CPV Group, in the corresponding period last year the CPV Group enjoyed receipts in respect of hedging agreements, which are not current and are not expected to recur, in the amount of about NIS 28 million, due to income from an RPO hedging agreement in the Valley power plant, along with income for a hedging agreement of the HRCO type in the Shore power plant.

The functional currency of the CPV Group is the dollar and, therefore, its results are impacted by changes in the dollar/shekel exchange rate. The average change in the exchange rate of the shekel against the dollar in the six‑month periods ended June 30, 2022 and 2021 is not material.

OPC Energy Ltd.
Report of the Board of Directors
Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

6.	Additional data regarding activities in the United States (Cont.)

Comments regarding the results in the United States (Cont.)

For the three‑month periods ended June 30, 2022 and 2021:

OPC Energy Ltd.
Report of the Board of Directors
Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

6.	Additional data regarding activities in the United States (Cont.)

Comments regarding the results in the United States (Cont.)

For the three‑month periods ended June 30, 2022 and 2021: (Cont.)

1.
The second quarter is characterized as being a period in the transition season with relatively low demand for electricity due to moderate weather and usually includes a period characterized by periodic treatment and maintenance for the projects.

2.	In the second quarter of 2022, the gas prices rose compared with the corresponding quarter last year, which in the estimation of the CPV Group was due to the circumstances stated in this report above.

3.
The efficiency of the power plants of the CPV Group and the high natural gas prices contributed to an increase in the electricity margins. The total available electricity margin for the active power plants of the CPV Group, for the relative share of the CPV Group, and on the assumption of full availability (capacity), increased in the second quarter of 2022 by about NIS 90 million, compared with the corresponding quarter last year.

4.	The increase in the electricity margins was offset due to the hedging program of the CPV Group and reduced the electricity margin by about NIS 49 million.

5.
During the second quarter of 2022 and 2021, planned and unplanned maintenance were performed at the active power plants of the CPV Group and as a result there was no availability for certain periods. The total cost of the non‑availability in the second quarter of 2022 increased by about NIS 20 million compared with the corresponding quarter last year. Most of the increase stems from planned maintenance of 42 days at the Towantic power plant, which completed periodic major maintenance in April and May 2022.

6.
In the corresponding quarter of 2021, the CPV Group enjoyed receipts, which are not current and are not expected to recur, in the amount of about NIS 31 million, due to income from an RPO hedging agreement in the Valley power plant, and income in respect of a hedging agreement of the HRCO type in the Shore power plant.

OPC Energy Ltd.
Report of the Board of Directors
Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

7.	Liquidity and sources of financing (in NIS millions)

	For the
	Six Months Ended
Category	6/30/2022	6/30/2021	Analysis

Cash flows provided by operating activities	96	186
Most of the decrease in the cash flows provided by operating activities stems from the decrease in the in working capital, in the amount of about NIS 67 million, and a decrease in income from dividends from associated companies, in the amount of about NIS 32 million.

Cash flows used in investing activities	(537)	(557)
Most of the decrease in the cash flows used in investing activities stems from acquisition of the CPV Group, in the amount of about NIS 2,140 million, and investments in associated companies in the U.S. and in Israel, in the amount of about NIS 40 million, in 2021.

This decrease was partly offset by an increase in the investing activities deriving from the fact that in the first half of 2021 short‑term term deposits were released, and restricted cash, net, was also released, in the amount of about 1,607 million and the amount of about 168 million, respectively. In addition, in the first half of 2021, the amount of about NIS 150 million was received in respect of repayment of partnership capital mainly due to sale of part of the holdings of the CPV Group in the Three Rivers project. In addition, during the period of the report, there was an increase in investments in projects in Israel, and projects under construction in the CPV Group, in the amount of about NIS 220 million and about NIS 11 million, respectively.

Cash flows provided by financing activities	194	716
Most of the decrease in cash flows provided by financing activities stems from a decrease in investments of holders of non‑controlling interests in the CPV Group, in the amount of about NIS 653 million. In addition, in 2021, the Company issued shares, for a consideration of about NIS 346 million.

This decrease was partly offset by an increase deriving from partial repayment of loans in the CPV Group, in the amount of about NIS 163 million, in the first quarter of 2021 (mainly due to partial repayment of the seller’s loans), and from acquisition of the tax rights of the tax partner in Keenan, in the amount of about NIS 82 million. Also, there was an increase in withdrawals from the Zomet financing agreement framework, in the amount of about NIS 177 million, and a decrease in the current repayments of Rotem’s loans, in the amount of about NIS 57 million (in light of execution of early repayment of the full amount of the outstanding balance of Rotem’s credit in October 2021).

OPC Energy Ltd.
Report of the Board of Directors
Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

7.	Liquidity and sources of financing (in NIS millions) (Cont.)

	For the
	Three Months Ended
Category	6/30/2022	6/30/2021	Analysis

Cash flows provided by operating activities	5	108
Most of the decrease in the cash flows provided by operating activities stems from a decrease in the working capital, in the amount of about NIS 69 million, a decrease in current activities, in the amount of about NIS 21 million, and a decrease in dividends from associated companies, in the amount of about NIS 14 million.

Cash flows used in investing activities	(259)	(181)
Most of the increase in the cash flows used in investing activities derives from an increase in investments in projects in Israel, in the amount of about NIS 150 million. In addition, in the second quarter of 2021, there was a release of short‑term deposits, in the amount of about NIS 25 million.

This increase was partly offset by a decrease in investments in projects under construction in the CPV Group, in the amount of about NIS 48 million, and investments in associated companies in the U.S. and in Israel, in the amount of about NIS 40 million, in the second quarter of 2021.

Cash flows provided by (used in) financing activities	71	(96)
Most of the increase in the cash provided by financing activities stems from acquisition of the tax rights of the tax partner in Keenan, in the amount of about NIS 82 million, and a dividend distributed to the holders of non‑controlling interests, in the amount of about NIS 8 million, in the second quarter of 2021. In addition, there was an increase in withdrawals from Zomet’s financing agreement, in the amount of about NIS 21 million, and a decrease in the current repayments of Rotem’s loans, in the amount of about NIS 36 million (in light of the early repayment of the full amount of Rotem’s outstanding credit in October 2021). In addition, in the second quarter of 2022, holders of non‑controlling interests made a loan to Rotem, in the amount of about NIS 8 million.

For additional details – see the Company’s condensed consolidated statements of cash flows in the Interim Statements.

As at June 30, 2022, there are no warning signs in accordance with Regulation 10(B)(14) of the Reporting Regulations that require publication of a “forecasted cash flow” statement by the Company.

OPC Energy Ltd.
Report of the Board of Directors
Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

7.	Liquidity and sources of financing (in NIS millions) (Cont.)

The following table details the debt, cash and cash equivalents, deposits, debt service reserves and restricted cash of the Company and its subsidiaries as at June 30, 2022 (in millions of NIS):

		Debt from
		non-
		controlling
	Debt	interests		Restricted
	(including	(including	Cash	cash –	Other
	interest	interest	and cash	debt service	restricted
	payable)	payable)	equivalents	reserves	cash

The Company (1)	1,845	4	105	–	–
Rotem (2)	–	221	19	–	–
Hadera (3)	680	–	18	50	1
Zomet (4)	781	–	68	–	–
Gnrgy	4	–	11	–	–
Others in Israel (5)	–	1	96	–	2
Keenan (6)	320	–	9	–	–
Maple Hill	–	–	9	–	–
Others in the U.S. (7)	–	248	171	–	37
Total	3,630	474	506	50	40

The following table details the Company’s debt as at June 30, 2022 (in millions of NIS) in accordance with the linkage bases and the Company’s exposure to the interest risks:

Debt
(including
interest
payable)

Shekel linked to the CPI	1,452
Shekel at prime interest	781
Shekel at fixed interest	1,077
Dollar at LIBOR interest	320
Total	3,630

OPC Energy Ltd.
Report of the Board of Directors
Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

7.	Liquidity and sources of financing (in NIS millions) (Cont.)

Main changes in the three‑month period ended June 30, 2022:

(1)	The Company:

A.
Investments in subsidiaries and associated companies – the Company invested the amount of about NIS 115 million in projects of the CPV Group and in its projects, and an amount of about NIS 44 million in projects in Israel.

B.	The Company repaid the amount of about NIS 10 million of the principal of the debentures (Series B).

(2)	Rotem repaid the amount of about NIS 68 million of the principal of its loans to the Company and to Veridis based on the ratio of their holdings in Rotem (including indirectly).

(3)	Hadera repaid the amount of about NIS 16 million of the principal of its loans.

(4)	Zomet withdrew about NIS 253 million from the long‑term loans framework in accordance with its financing agreement.

(5)	The balance of the cash in the “Others in Israel” category includes the cash balance in OPC Power Plants, in the amount of about NIS 82 million.

(6)	Keenan repaid the amount of about NIS 23 million out of the principal of its loans.

(7)
The amount of about NIS 12 million was transferred (indirectly) to the CPV Group in respect of a shareholders’ loan from financial investors (non‑controlling interests), which was provided by means of a loan that is not repaid on a current basis. For details regarding loans from the non‑controlling interests in the CPV Group – see Note 8B(6) to the Interim Statements. In addition, the holders of the non‑controlling interests invested (indirectly), by means of a transfer of equity capital, the amount of about NIS 37 million in projects of the CPV Group.

(8)	Fairview, an associated company of the Group, distributed the amount of about NIS 8 million to the CPV Group.

OPC Energy Ltd.
Report of the Board of Directors
Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

7.	Liquidity and sources of financing (in NIS millions) (Cont.)

The following table details the debt, cash and cash equivalents, deposits, debt service reserves and restricted cash, of the Company and its subsidiaries as at December 31, 2021 (in millions of NIS):

		Debt from
		non-
		controlling
	Debt	interests		Restricted
	(including	(including	Cash	cash –	Other
	interest	interest	and cash	debt service	restricted
	payable)	payable)	equivalents	reserves	cash

The Company	1,824	4	268	–	15
Rotem	–	227	53	–	–
Hadera	681	–	24	45	5
Zomet	528	–	74	–	–
Gnrgy	5	–	26	–	3
Others in Israel	–	1	106	–	–
Keenan	305	–	3	–	–
Maple Hill	–	–	45	–	–
Others in the U.S.	–	203	*132	–	*26
Total	3,343	435	731	45	49

*	The amount of about NIS 26 million was reclassified from “cash and cash equivalents” to “other restricted cash”. For additional details – see Note 2D to the Interim Statements.

The following table details the debt, cash and cash equivalents, deposits, debt service reserves and restricted cash of the Company and its subsidiaries as at June 30, 2021 (in millions of NIS):

	Debt	Debt from		Restricted
	(including	non-	Cash	cash –	Other
	interest	controlling	and cash	debt service	restricted
	payable)	interests	equivalents	reserves	cash

The Company	977	–	307	–	15
Rotem	1,064	–	122	83	48
Hadera]	691	–	1	45	4
Zomet	259	–	53	–	–
Others in Israel	–	1	33	–	–
Keenan	223	–	5	–	–
Maple Hill	–	–	10	–	–
Others in the United States	–	354	*74	–	*27
Total	3,214	355	605	128	94

*	The amount of about NIS 26 million was reclassified from “cash and cash equivalents” to “other restricted cash”. For additional details – see Note 2D to the Interim Statements.

OPC Energy Ltd.
Report of the Board of Directors
Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

7.	Liquidity and sources of financing (in NIS millions) (Cont.)

The following data presents the share of the CPV Group in the debt, cash and cash equivalents, deposits and debt‑service reserves and other restricted cash of the associated companies as at June 30, 2022 (presented in millions of New Israeli Shekels):

	Rate of holdings		Cash and	Other
	of the	Debt (including	cash equivalents	restricted
Power plant	CPV Group	interest payable)	and deposits*	cash

Fairview	25%	501	3	34
Towantic	26%	539	8	70
Maryland**	25%	342	–	58
Shore**	37.53%	607	2	104
Valley	50%	981	3	147
Three Rivers	10%	285	1	72
Total		3,255	17	485

The debt of the associated companies is partly Libor interest plus a margin. For additional details – see Section 8.16.4 to Part A of the Periodic Report for 2021.

(*)	Including balances of restricted cash that serve for financing the current ongoing activities of the associated companies.
(**)
Historical debt‑service coverage ratio benchmark of 1:1 during the last four quarters. As at the date of the report, Maryland and Shore and in compliance with the benchmark (2.12 and 1.27, respectively).

The following data presents the share of the CPV Group in the debt, cash and cash equivalents, deposits and debt‑service reserves and other restricted cash of the associated companies as at December 31, 2021 (presented in millions of New Israeli Shekels):

	Rate of holdings		Cash and	Other
	of the	Debt (including	cash equivalents	restricted
Power plant	CPV Group	interest payable)	and deposits*	cash

Fairview	25%	515	3	53
Towantic	26%	483	1	62
Maryland	25%	288	–	34
Shore	37.53%	588	2	127
Valley	50%	898	–	119
Three Rivers	10%	220	–	70
Total		2,992	6	465

(*)	Including balances of restricted cash that serve for financing the current ongoing activities of the associated companies.

The following data presents the share of the CPV Group in the debt, cash and cash equivalents, deposits and debt‑service reserves and other restricted cash of the associated companies as at June 30, 2021 (presented in millions of New Israeli Shekels):

	Rate of holdings		Cash and	Other
	of the	Debt (including	cash equivalents	restricted
Power plant	CPV Group	interest payable)	and deposits*	cash

Fairview	25%	516	1	42
Towantic	26%	511	5	56
Maryland	25%	309	1	32
Shore	37.53%	606	1	127
Valley	50%	998	–	159
Three Rivers	10%	169	–	72
Total		3,109	8	488

(*)	Including balances of restricted cash that serve for financing the current ongoing activities of the associated companies.

OPC Energy Ltd.
Report of the Board of Directors
Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

7.	Liquidity and sources of financing (in NIS millions) (Cont.)

As at the date of the report, the Company and its investee companies were in compliance with all the financial covenants provided in their financing agreements and trust certificates. Set forth below are the financial covenants for violation, relating to significant loans, that are based on the actual results57:

As at June 30, 2022

Covenants applicable to the Company in connection with the trust certificate for the Company’s debentures (Series B)
The ratio of the net consolidated financial debt less the financial debt designated for construction of projects that have not yet started to produce EBITDA and
the adjusted EBITDA (as defined in the trust certificate) may not exceed 13	7.6
Minimum shareholders’ equity of NIS 250 million	NIS 2,563
A ratio of shareholders’ equity to total assets at a rate of not less than 17%	57%

Covenants applicable to the Company in connection with the trust certificate for the Company’s debentures (Series C)
The ratio of the net consolidated financial debt less the financial debt designated for construction of projects that have not yet started to produce EBITDA and
the adjusted EBITDA (as defined in the trust certificate) may not exceed 13	7.6
Minimum shareholders’ equity of NIS 1,000 million	NIS 2,563
A ratio of shareholders’ equity to total assets (solo) at a rate of not less than 20%	57%
A ratio of shareholders’ equity to total assets (consolidated) at a rate of not less than 17%	39%

Covenants applicable to the Company in connection with the agreement for investment of equity in Hadera
The Company’s shareholders’ equity, up to the end of the warranty period of
the construction contractor may not drop below NIS 250 million	NIS 2,563
The ratio of the Company’s shareholders’ equity to total assets may not drop
below 20%	57%
From the commercial operation date of Hadera up to the end of the warranty
period of the construction contractor, the balance of the cash may not drop below NIS 50 million or a bank guarantee in the amount of NIS 50 million	Cash balance higher than NIS 50 million

[57]	For a description of the material financial covenants of the Company and the investee companies – see Sections 7.18.2 and 10.4 to Part A of the Periodic Report for 2021.

OPC Energy Ltd.
Report of the Board of Directors
Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

8.	Significant Events in the Year of the Report and Thereafter

For details – see Section 1 above and Notes 1, 6, 7, 8 and 9 to the Interim Statements.

9.	Outstanding Liabilities by Maturity Dates

For details regarding the Company’s outstanding liabilities – see the Immediate Report regarding outstanding liabilities by maturity dates that is published by the Company concurrent with publication of this report, which is included herein by means of reference.

10.	Debentures (Series B) and Debentures (Series C)

10.1	Set forth below are details regarding the Company’s debentures (Series B):

Name of the series	Series B
Issuance date	April 26, 2020
Total nominal value on the date of issuance (including expansion of the series made in October 2020)	About NIS 956 million par value
Nominal value on the date of the report	About NIS 927 million par value
Nominal value after revaluation based on the linkage terms	About NIS 974 million par value
Amount of the interest accrued as included in the Interim Statements as at June 30, 2022	About NIS 6 million.
The fair value as included in the Interim Statements and the stock market value as at June 30, 2022	About NIS 1,017 million.
Type of interest and interest rate	Fixed annual interest at the rate of 2.75%.
Principal payment dates	16 unequal semi-annual payments, to be paid on March 31 and September 30 of each of the years from 2021 to 2028 (inclusive).
Interest payment dates
The interest on the outstanding balance as it will be from time to time on the principal of the debentures (Series B) is payable commencing from September 2020 twice a year (except for 2020) on September 30, 2020, and on March 31 and September 30 of each of the years from 2021 to 2028 (inclusive).

The interest payments are to be made in respect of the period of six months that ended on the last day prior to the relevant interest payment date, except for the first interest payment that is to be made on September 30, 2020, and is to be paid for the period that commenced on the first trading day after the tender date of the debentures (Series B) and that ends on the last day prior to the said payment date, and is to be calculated based on the number of days in the said period and on the basis of 365 days per year.

OPC Energy Ltd.
Report of the Board of Directors
Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

10.	Debentures (Series B) and Debentures (Series C) (Cont.)

10.1	Set forth below are details regarding the Company’s debentures (Series B): (Cont.)

Linkage basis and terms
The principal of the debentures (Series B) and the interest thereon are linked to the increase in the Consumer Price Index (CPI) against the CPI for March 2020 that was published on April 15, 2020. The linkage terms will not be changed during the period of the debentures.

Are they convertible into another security	No.
Right of the Company to make early repayment	The Company has the right to make early repayment pursuant to the conditions in the trust certificate.
Was a guarantee provided for payment of the Company’s liabilities based on the debentures	No.
Name of trustee	Reznik Paz Nevo Trustees Ltd.
Name of the party responsible for the series of liability certificates with the trustee	Michal Avatlon and/or Hagar Shaul
Contact information	Address: 14 Yad Harutzim St., Tel‑Aviv
Telephone: 03–6389200 Fax: 03–6389222 E–mail: Michal@rpn.co.il
Rating of the debentures since the issuance date
Rating of ilA– by S&P Global Ratings Maalot Ltd. (“Maalot”) from February 2020 which was reconfirmed in October 2020 in connection with expansion of the series. In July and September 2021, the rating was reconfirmed.

See the Company’s Immediate Reports dated February 28, 2020 (Reference No.: 2020‑01‑017383), April 20, 2020 (Reference No.: 2020‑01‑035221), October 3, 2020 (Reference No.: 2020‑01‑107493), October 4, 2020 (Reference No.: 2020‑01‑107604) and September 2, 2021 (Reference No.: 2021‑01‑075907).

Pledged assets
None.

There is a future commitment that the Company will not create a general floating lien on its assets and rights, existing and future, in favor of any third party without the conditions stipulated in the trust certificate being fulfilled.

Is the series material	Yes.

OPC Energy Ltd.
Report of the Board of Directors
Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

10.	Debentures (Series B) and Debentures (Series C) (Cont.)

10.2	Set forth below are details regarding the Company’s debentures (Series C):

Name of the series	Series C
Issuance date	September 9, 2021
Total nominal value on the date of issuance	About NIS 851 million par value
Nominal value on the date of the report	About NIS 851 million par value
Nominal value after revaluation based on the linkage terms	The debentures are not linked.
Amount of the interest accrued as included in the Interim Statements as at June 30, 2022	About NIS 8 million.
The fair value as included in the Interim Statements and the stock market value as at June 30, 2022	About NIS 774 million.
Type of interest and interest rate	Fixed annual interest at the rate of 2.5%.
Principal payment dates	12 unequal semi-annual payments, to be paid on February 28 and August 31 of each of the years from 2024 to 2030 (inclusive), except for 2028.
Interest payment dates
The interest on the outstanding balance as it will be from time to time on the principal of the debentures (Series C) is payable commencing from February 2022 twice a year on February 28 and on August 31 of each of the years from 2022 to 2030 (inclusive).

The interest payments are to be made in respect of the period of six months that ended on the last day prior to the relevant interest payment date, and is to be in the amount of the annual interest divided by 2, except for the first interest payment that is to be made on February 28, 2022 and will be paid for the period that commenced on the first trading day after the tender date of the debentures (Series C) and that ends on the last day prior to the said payment date, and is to be calculated based on the number of days in the said period and on the basis of 365 days per year.

OPC Energy Ltd.
Report of the Board of Directors
Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

10.	Debentures (Series B) and Debentures (Series C) (Cont.)

10.2	Set forth below are details regarding the Company’s debentures (Series C): (Cont.)

Linkage basis and terms	The principal of the debentures (Series C) and the interest thereon are not linked to the Consumer Price Index (CPI) or any currency whatsoever.
Are they convertible into another security	No.
Right of the Company to make early repayment	The Company has the right to make early repayment pursuant to the conditions in the trust certificate.
Was a guarantee provided for payment of the Company’s liabilities based on the debentures	No.
Name of trustee	Reznik Paz Nevo Trustees Ltd.
Name of the party responsible for the series of liability certificates with the trustee	Michal Avatlon and/or Hagar Shaul
Contact information	Address: 14 Yad Harutzim St., Tel‑Aviv
Telephone: 03–6389200 Fax: 03–6389222 E–mail: Michal@rpn.co.il
Rating of the debentures since the issuance date
Rating of ilA– by Maalot from August 2021 which was reconfirmed in September 2021.
See the Company’s Immediate Reports dated July 19, 2021 (Reference No.: 2021‑01‑119229) and September 2, 2021 (Reference No.: 2021‑01‑075907).

Pledged assets
None.
There is a future commitment that the Company will not create a general floating lien on its assets and rights, existing and future, in favor of any third party without the conditions stipulated in the trust certificate being fulfilled.

Is the series material	Yes.

The Company is in compliance with all the conditions of the Company’s debentures (Series B and Series C) and the trust certificates. The Company was not required to take any action in accordance with the request of the trustees for the said debentures.

OPC Energy Ltd.
Report of the Board of Directors
Corporate Governance

11.	Contributions Policy

11.1	The Company has a policy for making contributions that places emphasis on activities in the periphery and non-profit organizations that operate in the field of education.

11.2	As part of the Company’s policy for charitable contributions, in the period of the report the following contributions were paid:

	Amount of the	Relationship to the
Recipient of the	Contribution	Recipient of the
Contribution	(NIS thousands)	Contribution

“Password for Every Student” Society	1,000
“Password for Every Student” receives contributions from parties related indirectly to the Company’s controlling shareholder. The Company’s CEO is a representative of the project’s Steering Committee without compensation.

“Nirim” Society	150	–
“Technoda Hadera Givat Olga” Society	300	–
“Running to Give” Society	50	For the sake of good order, it is noted that a relative of the Company’s CEO serves as CEO of the Society without compensation.
Total	1,500

Yair Caspi	Giora Almogy
Chairman of the Board of Directors	CEO

Date: August 24, 2022